SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Acquisition Agreement dated as of August 10, 2010 by and among Eagleford Energy Inc., Dyami Energy LLC and the Members of Dyami Energy LLC as filed on SEDAR on September 15, 2010.

2.           Lock-Up Agreement dated August 31, 2010 by and among Eagleford Energy Inc., Eric Johnson and Benchmark Enterprises LLC as filed on SEDAR on September 15, 2010.

3.           Escrow Agreement dated as of August 31, 2010 by and among Eagleford Energy Inc., Eric Johnson, Benchmark Enterprises LLC and Gottbetter & Partners, LLP as filed on SEDAR on September 15, 2010.

4.           Employment Agreement dated as of August 31, 2010 between Dyami Energy LLC and Eric Johnson as filed on SEDAR on September 15, 2010.

5.           $960,000 August 31, 2010 6% Secured Promissory Note of Eagleford Energy Inc issued to Benchmark Enterprises LLC as filed on SEDAR on September 15, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 15, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

2

ITEM 1

ACQUISITION AGREEMENT

AMONG

EAGLEFORD ENERGY INC.

AND

DYAMI ENERGY LLC

AND

THE MEMBERS OF DYAMI ENERGY LLC

August 10, 2010

TABLE OF CONTENTS

ARTICLE I THE ACQUISITION		1
1.1	The Acquisition	1
1.2	The Closing	2
1.3	Actions at the Closing	2
1.4	Issuance of Unit Shares and Unit Warrants	3
1.5	Exchange of Benchmark Notes	3
1.6	Exemption From Registration	3
ARTICLE II REPRESENTATIONS AND WARRANTIES OF ACQUIREE AND THE MEMBERS		3
2.1	Organization, Qualification and Corporate Power	4
2.2	Capitalization	4
2.3	Authorization of Transaction	4
2.4	Noncontravention	5
2.5	Subsidiaries	5
2.6	Financial Statements	5
2.7	Absence of Certain Changes	5
2.8	Undisclosed Liabilities	6
2.9	Tax Matters	6
2.10	Assets	7
2.11	Owned Real Property	7
2.12	Real Property Leases	7
2.13	Contracts	8
2.14	Accounts Receivable	9
2.15	Powers of Attorney	9
2.16	Insurance	9
2.17	Litigation	10
2.18	Employees	10
2.19	Employee Benefits	10
2.20	Environmental Matters	12
2.21	Legal Compliance	13
2.22	(Reserved)	13

2.23	Permits	13
2.24	Certain Business Relationships With Affiliates	14
2.25	Brokers’ Fees	14
2.26	Books and Records	14
2.27	Intellectual Property	14
2.28	Disclosure	14
2.29	Duty to Make Inquiry	15
ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIROR		15
3.1	Organization, Qualification and Corporate Power	15
3.2	Capitalization	15
3.3	Authorization of Transaction	16
3.4	Noncontravention	16
3.5	Subsidiaries	16
3.6	Acquiror Information	17
3.7	Compliance with Laws	17
3.8	Financial Statements	17
3.9	Absence of Certain Changes	17
3.10	Litigation	18
3.11	Undisclosed Liabilities	18
3.12	Tax Matters	18
3.13	Assets	19
3.14	Owned Real Property	19
3.15	Real Property Leases	19
3.16	Contracts	20
3.17	Accounts Receivable	21
3.18	Powers of Attorney	21
3.19	Insurance	21
3.20	Warranties	21
3.21	Employees	22
3.22	Employee Benefits	22
3.23	Environmental Matters	24
3.24	Permits	24
3.25	Certain Business Relationships With Affiliates	25

3.26	Brokers’ Fees	25
3.27	Disclosure	25
3.28	Interested Party Transactions	25
3.29	Duty to Make Inquiry	25
3.30	Board Action	26
ARTICLE IV COVENANTS		26
4.1	Closing Efforts	26
4.2	Governmental and Thirty Party Notices and Consents	26
4.3	Operation of Business	26
4.4	Title Reports	28
4.5	Acquiree Permits and Licenses	28
4.6	Access to Information	28
4.7	Operation of Business	29
4.8	Access to Information	30
4.9	Expenses	30
4.10	No Shorting	30
ARTICLE V CONDITIONS TO CONSUMMATION OF ACQUISITION		31
5.1	Conditions to Each Party’s Obligations	31
5.2	Conditions to Obligations of Acquiror	31
5.3	Conditions to Obligations of Acquiree and the Members	32
ARTICLE VI INDEMNIFICATION		33
6.1	Indemnification by Acquiree and the Members	33
6.2	Indemnification by Acquiror	33
6.4	Survival of Representations and Warranties	33
ARTICLE VII RESERVED		33
ARTICLE VIII TERMINATION		33
8.1	Termination by Mutual Agreement	33
8.2	Termination for Failure to Close	33
8.3	Termination by Operation of Law	33
8.4	Termination for Failure to Perform Covenants or Conditions	34
8.5	Effect of Termination or Default; Remedies	34
8.6	Remedies; Specific Performance	34
ARTICLE IX MISCELLANEOUS		34

9.1	No Third Party Beneficiaries	34
9.2	Entire Agreement	34
9.3	Succession and Assignment	35
9.4	Counterparts and Facsimile Signature	35
9.5	Headings	35
9.6	Notices	35
9.7	Governing Law	36
9.8	Amendments and Waivers	36
9.9	Severability	36
9.10	Submission to Jurisdiction	36
9.11	Construction	37

EXHIBITS
Exhibit A	Form of Lock-Up Agreement
Exhibit B	Form of Opinion letter of Counsel to Acquiror
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Eric Johnson Employment Agreement
Exhibit E	Form of Acquiror’s $960,000 Secured Promissory Note

ACQUISITION AGREEMENT

ACQUISITION AGREEMENT (the “Agreement”), dated as of August 10, 2010, by and among Eagleford Energy Inc., an Ontario, Canada corporation (the “Acquiror”), Dyami Energy LLC, a Texas limited liability corporation (the “Acquiree”) and the Members of Acquiree listed on Schedule 1.1 attached hereto and made a part hereof (collectively referred to herein as the “Members”).  Acquiror, Acquiree and the Members are each a “Party” and referred to collectively herein as the “Parties.”  Where context requires, reference to a corporate Party includes reference to its subsidiaries.  All $ references throughout this Agreement are to U.S. dollars.

WHEREAS, Acquiree has 1,000 membership interests issued and outstanding (the “Acquiree Membership Interests”) all of which are owned by the Members; and

WHEREAS, Acquiror desires to acquire (the “Acquisition”) all of the Acquiree Membership Interests making Acquiree a wholly owned Subsidiary of Acquiror, in exchange for (i) units of the Acquiror valued at $3,140,000, and (ii) Acquiror’s issuance of a $960,000 secured promissory note of Acquiror due December 31, 2011 (the “Acquiror Benchmark Note”) to Benchmark Enterprises LLC (“Benchmark”) in exchange for a $960,000  promissory note of Acquiree issued to and held by Benchmark (the “Acquiree Benchmark Note”), and the Members similarly desire to make such exchange; and

WHEREAS, the Parties desire that the Acquisition qualify as a “plan of reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and not subject the Members to tax liability under the Code.

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, and for other good and valuable consideration the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties hereto, intending legally to be bound, agree as follows:

THE ACQUISITION

1.1           The Acquisition.

Subject to the terms and conditions set forth in this Agreement, the Members shall sell to Acquiror and Acquiror shall purchase from the Members, an aggregate of 1,000 Acquiree Membership Interests.  Following the purchase of the Acquiree Membership Interests, Acquiree shall be operated as a wholly owned subsidiary of Acquiror.  The amount of Acquiree Membership Interests to be sold by each Member is set forth in Schedule 1.1 hereto.  The Acquiree Membership Interests currently represent and will represent at Closing (as defined in Section 1.2 below) all of the issued and outstanding membership interests of Acquiree.

As consideration for the Acquiree Membership Interests, Acquiror shall exchange the Acquiror Benchmark Note for the Acquiree Benchmark Note and deliver, to the persons and in the amounts set forth in Schedule 1.1 hereto, subject to adjustment as provided in this Section 1.1(b), an aggregate of 3,488,888 Acquiror Units (the “Acquiror Units”) valued at $0.90 per Acquiror Unit or an aggregate of $3,140,000, each Acquiror Unit consisting of one share of Acquiror Common Stock, no par value (the “Acquiror Common Stock”) and one-half of a warrant, each full warrant exercisable for the purchase of one share of Acquiror Common Stock for a period of four years from issuance at an exercise price of $1.00 per share.  To the extent Acquiree’s aggregate liabilities at Closing, excluding liabilities related to drilling contracts but including the Acquiree Benchmark Note, reduced by the amount of Acquiree’s cash and accounts receivable at Closing, are greater than $1,000,000, a corresponding purchase price adjustment shall be made to reflect such greater amount and shall be reflected in a reduction in the number of Acquiror Units to be issued to the Members on a pro-rata basis.

Notwithstanding the foregoing, 50% of the Acquiror Units (the “Escrow Units”) shall be delivered in escrow with Gottbetter & Partners, LLP (the “Escrow Agent”) at Closing or as soon thereafter as is practicable, as set forth in Section 1.3(g) hereof.

1.2           The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Gottbetter & Partners, LLP in New York, New York on or about August 15, 2010 or at such other place as Acquiror and Acquiree may mutually agree on, or, if all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby have not been satisfied or waived by such date, on such mutually agreeable later date as soon as practicable (and in any event not later than August 31, 2010 unless a later date is mutually agreed to in writing).  The date upon which the Closing takes place is hereinafter referred to as the “Closing Date”.

1.3           Actions at the Closing.  At the Closing:

(a)          Acquiree and the Members shall deliver to Acquiror the various certificates, instruments and documents referred to in Section 5.2;

(b)          Acquiror shall deliver to Acquiree and the Members the various certificates, instruments and documents referred to in Section 5.3;

(c)          each of the Members shall deliver to the Acquiror the certificate(s) representing his or its Acquiree Membership Interests;

(d)          Acquiror’s counsel shall deliver to Acquiror’s transfer agent such counsel’s irrevocable opinion letter authorizing the issuance of the Unit Shares (as defined below);

(e)          Acquiree shall enter into a one year employment agreement with Eric Johnson, in the form of Exhibit D hereto, under which (i) Eric Johnson will work for Acquiree, on a non-exclusive basis, in the capacity of Vice President of Operations; (ii) Eric Johnson will receive an annual salary of $75,000, such salary to accrue until it can be paid monthly from Acquiror’s available cash reserves; and (iii) Eric Johnson will receive 850,000 warrants, exercisable on an earn-out basis, as provided in Schedule 1.3 hereof, for the purchase of 850,000 shares of Acquiror Common Stock at a price of $1.00 per share during a period of five years from the date of issuance.

(f)          each of the Members shall enter into a two year Lock-Up Agreement with Acquiror in the form of Exhibit A attached hereto; and

(g)          Acquiror shall deliver to the Escrow Agent certificates for the Escrow Units representing 50% of the Acquiror Units (1,744,444 Unit Shares and 872,222 Unit Warrants), issued in the names of the Members, as set forth in Section 1.1(c). The Unit Shares and Unit Warrants comprising the Escrow Units shall remain in escrow until such time that Acquiror receives an NI 51-101 Report (the “Report”) from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease. The Escrow Units shall be held by the Escrow Agent pursuant to the Escrow Agreement, in substantially the form set forth in Exhibit C attached hereto. The Escrow Units shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of the Members, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement. In the event the Report is not received by Acquiror within two years of the Closing Date, the Escrow Agent shall return the Escrow Units to Acquiror for cancellation.

Issuance of Unit Shares and Unit Warrants.  Subject to Sections 1.1(b) and 1.3(g) above, as soon as practicable after Closing, the Members shall be entitled to receive an aggregate of 3,488,888 shares of Acquiror Common Stock (the “Unit Shares”) and an aggregate of 1,744,444 warrants of Acquiror (the “Unit Warrants”) that are being issued to them in the Acquisition.

Exchange of Benchmark Notes.  At Closing, Acquiror shall issue and exchange the Acquiror Benchmark Note for the Acquiree Benchmark Note.

1.4           Exemption From Registration.  Acquiror and Acquiree intend that the Unit Shares to be issued pursuant to Section 1.4 in connection with the Acquisition will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended (“Securities Act”), by reason of Section 4(2) of the Securities Act, Rule 506 of Regulation D promulgated by the SEC thereunder and/or Regulation S promulgated by the SEC. The Members are either non-U.S. persons or accredited investors.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF ACQUIREE AND THE MEMBERS

Acquiree and the Members represent and warrant to Acquiror that the statements contained in this Article II are true and correct, except as set forth in the disclosure schedule provided by the Acquiree and the Members to Acquiror on the date hereof and accepted in writing by Acquiror (the “Disclosure Schedule”).  The Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and except to the extent that it is clear from the context thereof that such disclosure also applies to any other paragraph, the disclosures in any paragraph of the Disclosure Schedule shall qualify only the corresponding paragraph in this Article II. For purposes of this Article II, the phrase “to the knowledge of the Acquiree and the Members” or any phrase of similar import shall be deemed to refer to the actual knowledge of Acquiree and the Members, as well as any other knowledge which such executive officers would have possessed had they made reasonable inquiry with respect to the matter in question.

2.1           Organization, Qualification and Corporate Power.  Acquiree is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Texas.  Acquiree is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have an Acquiree Material Adverse Effect (as defined below).  Acquiree has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  Acquiree has furnished or made available to Acquiror complete and accurate copies of its Certificate of Formation and Company Agreement.  Acquiree is not in default under or in violation of any provision of its Certificate of Formation, as amended to date, or it’s Company Agreement, as amended to date.  For purposes of this Agreement, “Acquiree Material Adverse Effect” means a material adverse effect on the assets, business, condition (financial or otherwise), results of operations or future prospects of Acquiree taken as a whole.

2.2           Capitalization.  The authorized capitalization of Acquiree consists of 1,000 Acquiree Membership Interests.  As of the date of this Agreement, One Thousand (1,000) Acquiree Membership Interests are issued and outstanding.  Acquiree has no issued and outstanding securities convertible, exchangeable or exercisable for Acquiree Membership Interests and no such securities will be issued and outstanding at or prior to the Closing.  All of the issued and outstanding Acquiree Membership Interests have been duly authorized, validly issued, and fully paid, and are nonassessable and free of all preemptive rights.  There are no agreements to which Acquiree is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Acquiree.  To the knowledge of Acquiree and the Members, there are no agreements among other parties, to which Acquiree is not a party and by which it is not bound, with respect to the voting (including without limitation voting trusts or proxies) or sale or transfer (including without limitation agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Acquiree.  All of the issued and outstanding Acquiree Membership Interests were issued in compliance with applicable federal and state securities laws.

2.3           Authorization of Transaction.  Acquiree has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery by Acquiree of this Agreement and, the consummation by Acquiree of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Acquiree.  Without limiting the generality of the foregoing, the managers of Acquiree (i) determined that the Acquisition is fair and in the best interests of Acquiree and the Members, (ii) adopted this Agreement, and (iii) directed that this Agreement and the Acquisition be submitted to the Members for their adoption and approval and resolved to recommend that the Members vote in favor of the adoption of this Agreement and the approval of the Acquisition.  This Agreement has been duly and validly executed and delivered by Acquiree and the Members and constitutes a valid and binding obligation of Acquiree and the Members, enforceable against Acquiree and the Members in accordance with its terms.

2.4           Noncontravention.  Neither the execution and delivery by Acquiree of this Agreement, nor the consummation by Acquiree of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Certificate of Formation or Company Agreement of Acquiree, as amended to date, (b) require on the part of Acquiree any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which Acquiree is a party or by which Acquiree is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not have a Acquiree Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not have a Acquiree Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest (as defined below) upon any assets of Acquiree or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Acquiree or any of its properties or assets.  For purposes of this Agreement: “Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business (as defined below) of Acquiree and not material to Acquiree; and “Ordinary Course of Business” means the ordinary course of Acquiree’s business, consistent with past custom and practice (including with respect to frequency and amount).

2.5           Subsidiaries.  Acquiree does not have any Subsidiaries.  For purposes of this Agreement, a “Subsidiary” shall mean any corporation, partnership, joint venture or other entity in which a Party has, directly or indirectly, an equity interest representing 50% or more of the equity securities thereof or other equity interests therein (collectively, the “Subsidiaries”).  Acquiree does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association.

2.6           Financial Statements.  Acquiree was formed in December 2009.  As of the date hereof, Acquiree has yet to prepare financial statements.  Accordingly Acquiree has not provided or made financial statements available to Acquiror.  Prior to Closing, Acquiree will provide and make available to Acquiror unaudited financial statements covering the period from inception through May 31, 2010 including a balance sheet (the “Acquiree Balance Sheet”) dated May 31, 2010 (the “Acquiree Balance Sheet Date”) and income statements.  Such financial statements are hereinafter referred to as the “Acquiree Financial Statements”.

2.7           Absence of Certain Changes.  Since the Acquiree Balance Sheet Date, and except as disclosed in writing by Acquiree to Acquiror, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, an Acquiree Material Adverse Effect, and (b) Acquiree shall not have taken any of the actions set forth in paragraphs (a) through (r) of Section 4.3.

2.8           Undisclosed Liabilities.  Acquiree has no liabilities (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for liabilities shown on the Acquiree Balance Sheet referred to in Section 2.6.

2.9           Tax Matters.

(a)           For purposes of this Agreement, the following terms shall have the following meanings:

(i)           “Taxes” means all taxes, charges, fees, levies or other similar assessments or liabilities, including without limitation income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

(ii)           “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

(b)           Acquiree has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects.  Acquiree has not ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns.  Acquiree has paid on a timely basis all Taxes that were due and payable.  The unpaid Taxes of Acquiree for tax periods through the Acquiree Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Acquiree Balance Sheet.  Acquiree has not had any actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included Acquiree during a prior period).  All Taxes that Acquiree is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

(c)           Acquiree: (i) is not a “consenting corporation” within the meaning of Section 341(f) of the Code, and none of the assets of Acquiree are subject to an election under Section 341(f) of the Code; (ii) has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; (iii) has not made any payments, is not obligated to make any payments, nor is it a party to any agreement that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code; (iv) has no actual or potential liability for any Taxes of any person (other than Acquiree) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise; and (v) has not been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(d)           None of the assets of Acquiree: (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code; (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code; or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(e)           Acquiree has not undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

(f)           No state or federal “net operating loss” of Acquiree determined as of the Closing Date is subject to limitation on its use pursuant to Section 382 of the Code or comparable provisions of state law as a result of any “ownership change” within the meaning of Section 382(g) of the Code or comparable provisions of any state law occurring prior to the Closing Date.

2.10        Assets.  Acquiree owns or leases all tangible assets reasonably necessary for the conduct of its businesses as presently conducted and as presently proposed to be conducted.  Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.  No asset of Acquiree (tangible or intangible) is subject to any Security Interest.

2.11        Owned Real Property.  Acquiree does not own any real property.

2.12        Real Property Leases.  Acquiree has interests in oil and gas leases comprising approximately 2,629 acres in Zavala County, Texas (the “Matthews Lease”) and approximately 2,637 acres in Zavala County, Texas (the “Murphy Lease”) as set forth in Section 2.12 of the Disclosure Schedule.  With respect to each such lease and except as otherwise provided in Section 2.12 of the Disclosure Schedule or in the contracts set forth in Section 2.13 of the Disclosure Schedule:

(a)          the lease is legal, valid, binding, enforceable and in full force and effect;

(b)          the lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(c)          Neither Acquiree nor, to the knowledge of Acquiree, any other party, is in breach or violation of, or default under, any such lease, and no event has occurred, is pending or, to the knowledge of Acquiree, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Acquiree or, to the knowledge of Acquiree, any other party under such lease;

(d)          Acquiree has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold; and

(e)          to the knowledge of Acquiree, there is no Security Interest, easement, covenant or other restriction applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or the occupancy by Acquiree of the property subject thereto.

2.13        Contracts.

(a)          Section 2.13 of the Disclosure Schedule lists the following agreements (written or oral) to which Acquiree is a party as of the date of this Agreement:

(i)           any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $10,000 per annum or having a remaining term longer than 12 months;

(ii)          any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $10,000, or (C) in which Acquiree has granted manufacturing rights, “most favored nation” pricing provisions or exclusive marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii)         any agreement which, to the knowledge of Acquiree, establishes a partnership or joint venture;

(iv)         any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $10,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v)          any agreement concerning confidentiality or noncompetition;

(vi)         any employment or consulting agreement;

(vii)        any agreement involving any officer, director or stockholder of Acquiree or any affiliate, as defined in Rule 12b-2 under Exchange Act, thereof (an “Affiliate”);

(viii)      any agreement under which the consequences of a default or termination would reasonably be expected to have an Acquiree Material Adverse Effect;

(ix)         any agreement which contains any provisions requiring Acquiree to indemnify any other party thereto;

(x)          any other agreement (or group of related agreements) either involving more than $10,000 or not entered into in the Ordinary Course of Business; and

(xi)         any agreement, other than as contemplated by this Agreement, relating to the sales of securities of Acquiree to which Acquiree is a party.

(b)          Acquiree has delivered or made available to Acquiror a complete and accurate copy of each agreement listed in Section 2.13 of the Disclosure Schedule.  With respect to each agreement so listed, and except as set forth in Section 2.13 of the Disclosure Schedule:  (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) Acquiree is not nor, to the knowledge of Acquiree, is any other party, in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of Acquiree, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Acquiree or, to the knowledge of Acquiree, any other party under such contract.

2.14        Accounts Receivable.  All accounts receivable of Acquiree reflected on the Acquiree Balance Sheets are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Acquiree Balance Sheets.  All accounts receivable reflected in the financial or accounting records of Acquiree that have arisen since the Acquiree Balance Sheet Dates are valid receivables subject to no setoffs or counterclaims and are collectible (within 90 days after the date on which it first became due and payable).

2.15        Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of Acquiree.

2.16        Insurance.  Section 2.16 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Acquiree is a party.  Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of Acquiree.  There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.  All premiums due and payable under all such policies have been paid, Acquiree may not be liable for retroactive premiums or similar payments, and Acquiree is otherwise in compliance in all material respects with the terms of such policies.  Acquiree has no knowledge of any threatened termination of, or material premium increase with respect to, any such policy.  Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

2.17        Litigation.  As of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator (a “Legal Proceeding”) which is pending or has been threatened in writing against Acquiree which (a) seeks either damages in excess of $10,000 individually, or $25,000 in the aggregate or (b) if determined adversely to Acquiree could have, individually or in the aggregate, an Acquiree Material Adverse Effect.

2.18        Employees.

(a)          To the knowledge of Acquiree, no key employee or group of employees of Acquiree has any plans to terminate employment with Acquiree.

(b)          Acquiree is not party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.  To the knowledge of Acquiree, no organizational effort has been made or threatened, either currently or within the past two years, by or on behalf of any labor union with respect to employees of Acquiree.  To the knowledge of Acquiree there are no circumstances or facts which could individually or collectively give rise to a suit based on discrimination of any kind.

2.19        Employee Benefits.

(a)          For purposes of this Agreement, the following terms shall have the following meanings:

(i)           “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

(ii)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iii)           “ERISA Affiliate” means any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included Acquiree.

(b)          Section 2.19(b) of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by Acquiree or any ERISA Affiliate.  Complete and accurate copies of (i) all Employee Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Employee Benefit Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last five plan years for each Employee Benefit Plan, have been delivered or made available to Acquiror.  Each Employee Benefit Plan has been administered in all material respects in accordance with its terms and each of Acquiree and the ERISA Affiliates has in all material respects met its obligations with respect to such Employee Benefit Plan and has made all required contributions thereto.  Acquiree, each ERISA Affiliate and each Employee Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including without limitation Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA).  All filings and reports as to each Employee Benefit Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted.

(c)          To the knowledge of Acquiree, there are no Legal Proceedings (except claims for benefits payable in the normal operation of the Employee Benefit Plans and proceedings with respect to qualified domestic relations orders) against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any material liability.

(d)          All the Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended since the date of its most recent determination letter or application therefore in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.  Each Employee Benefit Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of, Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

(e)          Neither Acquiree nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

(f)          At no time has Acquiree or any ERISA Affiliate been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(g)          There are no unfunded obligations under any Employee Benefit Plan providing benefits after termination of employment to any employee of Acquiree (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law.  The assets of each Employee Benefit Plan which is funded are reported at their fair market value on the books and records of such Employee Benefit Plan.

(h)          No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan maintained by Acquiree or any ERISA Affiliate that would subject Acquiree or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Benefit Plan.

(i)          No Employee Benefit Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(j)          Each Employee Benefit Plan is amendable and terminable unilaterally by Acquiree at any time without liability to Acquiree as a result thereof and no Employee Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits Acquiree from amending or terminating any such Employee Benefit Plan.

(k)          Section 2.19(k) of the Disclosure Schedule discloses each: (i) agreement with any stockholder, director, executive officer or other key employee of Acquiree (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Acquiree of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from Acquiree that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code; and (iii) agreement or plan binding Acquiree, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.  The accruals for vacation, sickness and disability expenses are accounted for on Acquiree Balance Sheet and are adequate and materially reflect the expenses associated therewith in accordance with GAAP.

2.20        Environmental Matters.

(a)          Acquiree has complied with all applicable Environmental Laws (as defined below), except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiree Material Adverse Effect.  There is no pending or, to the knowledge of Acquiree, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving Acquiree, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiree Material Adverse Effect.  For purposes of this Agreement, “Environmental Law” means any federal, state or local law, statute, rule or regulation or the common law relating to the environment, including without limitation any statute, regulation, administrative decision or order pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine life and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles; (vii) health and safety of employees and other persons; and (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste.  As used above, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”).

(b)          Set forth in Section 2.20(b) of the Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by Acquiree (whether conducted by or on behalf of Acquiree or a third party, and whether done at the initiative of Acquiree or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and which Acquiree has possession of or access to.  A complete and accurate copy of each such document has been provided to Acquiror.

(c)          To the knowledge of Acquiree, there is no material environmental liability with respect to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by Acquiree.

2.21       Legal Compliance. Acquiree, and the conduct and operations of its business, is in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiree Material Adverse Effect.

2.22        RESERVED.

2.23        Permits.  Section 2.23 of the Disclosure Schedule sets forth a list of all material permits, licenses, registrations, certificates, orders or approvals from any Governmental Entity (including without limitation those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) (“Permits”) issued to or held by Acquiree.  Such listed Permits are the only material Permits that are required for Acquiree to conduct its business as presently conducted except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiree Material Adverse Effect.  Each such Permit is in full force and effect and, to the knowledge of Acquiree, no suspension or cancellation of such Permit is threatened and, to the knowledge of Acquiree, there is no reasonable basis for believing that such Permit will not be renewable upon expiration.  Each such Permit will continue in full force and effect immediately following the Closing.

2.24           Certain Business Relationships With Affiliates.  Except as listed in Section 2.24 of the Disclosure Schedule, no Affiliate of Acquiree (a) owns any material property or right, tangible or intangible, which is used in the business of Acquiree, (b) has any claim or cause of action against Acquiree, or (c) owes any money to, or is owed any money by, Acquiree.  Section 2.24 of the Disclosure Schedule describes any transactions involving the receipt or payment in excess of $10,000 in any fiscal year between Acquiree and any Affiliate thereof which have occurred or existed since the Organization Date, other than employment agreements.

2.25           Brokers’ Fees.  Acquiree does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement, except as listed in Section 2.25 of the Disclosure Schedule.

2.26           Books and Records.  The minute books and other similar records of Acquiree contain complete and accurate records, in all material respects, of all actions taken at any meetings of Acquiree’s stockholders, board of directors or any committees thereof and of all written consents executed in lieu of the holding of any such meetings.

2.27           Intellectual Property.  Acquiree owns no intellectual property.

2.28           Disclosure.  No representation or warranty by Acquiree contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of Acquiree pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.  Acquiree has disclosed to Acquiror all material information relating to the business of Acquiree or the transactions contemplated by this Agreement.

2.29           Duty to Make Inquiry.  To the extent that any of the representations or warranties in this Article II are qualified by “knowledge” or “belief,” Acquiree represents and warrants that it has made due and reasonable inquiry and investigation concerning the matters to which such representations and warranties relate, including, but not limited to, diligent inquiry by its directors, officers and key personnel.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror represents and warrants to Acquiree and the Members that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule provided by Acquiror to Acquiree on the date hereof and accepted in writing by Acquiree (the “Acquiror Disclosure Schedule”).  The Acquiror Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and except to the extent that it is clear from the context thereof that such disclosure also applies to any other paragraph, the disclosures in any paragraph of Acquiror Disclosure Schedule shall qualify only the corresponding paragraph in this Article III. For purposes of this Article III, the phrase “to the knowledge of Acquiror” or any phrase of similar import shall be deemed to refer to the actual knowledge of the executive officers of Acquiror, as well as any other knowledge which such executive officers would have possessed had they made reasonable inquiry with respect to the matter in question.

3.1           Organization, Qualification and Corporate Power.  Acquiror is a corporation duly organized, validly existing and in good standing under the laws of Ontario, Canada.  Acquiror is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing would not have an Acquiror Material Adverse Effect (as defined below).  Acquiror has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  Acquiror has furnished or made available to Acquiree and the Members complete and accurate copies of its articles of incorporation and bylaws, and the organizational documents of the Acquiror Subsidiaries.  Neither Acquiror nor any Acquiror Subsidiary is in default under or in violation of any provision of its articles of incorporation, as amended to date, or its bylaws, as amended to date.  For purposes of this Agreement, “Acquiror Material Adverse Effect” means a material adverse effect on the assets, business, condition (financial or otherwise), results of operations or future prospects of Acquiror and its Subsidiaries, taken as a whole.

3.2           Capitalization.  The authorized capital stock of Acquiror consists of an unlimited number of shares of Acquiror Common Stock, of which 26,332,559 shares are issued and outstanding as of the date of this Agreement and unlimited number of non-participating, non-dividend paying, voting, redeemable preferred shares (the “Preferred Shares”), of which no shares are issued and outstanding. As of the date of this Agreement, the Acquiror also has warrants outstanding to purchase 14,735,820 shares of Acquiror common stock and an obligation to issue 500,000 warrants on December 10, 2010 (333,667 at $1.00 per share and 166,333 at $1.50 per share) and 500,000 warrants on June 10, 2011 (333,666 at $1.00 per share and 166,334 at $1.50 per share). The Acquiror Common Stock is presently quoted on the OTCBB under the symbol EFRDF and is not presently subject to any notice of suspension or delisting. All of the issued and outstanding shares of Acquiror Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.  Except as set forth herein or in Acquiror’s SEC filings, there are no outstanding or authorized options, warrants, rights, agreements or commitments to which Acquiror is a party or which are binding upon Acquiror providing for the issuance or redemption of any of its capital stock.  There is no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Acquiror.  There are no agreements to which Acquiror is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Acquiror.  Except as set forth in Acquiror’s SEC filings, there are no agreements among other parties, to which Acquiror is not a party and by which it is not bound, with respect to the voting (including without limitation voting trusts or proxies) or sale or transfer (including without limitation agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Acquiror.  All of the issued and outstanding shares of Acquiror Common Stock were issued in compliance with applicable federal and state securities laws.  The Unit Shares to be issued at the Closing pursuant to Section 1.4 hereof, when issued and delivered in accordance with the terms hereof, shall be duly and validly issued, fully paid and nonassessable and free of all preemptive rights and will be issued in compliance with applicable federal and state securities laws.

3.3          Authorization of Transaction.  Acquiror has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.  The execution and delivery by Acquiror of this Agreement and the agreements contemplated hereby (collectively, the “Transaction Documentation”), and the consummation by Acquiror of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Acquiror.  This Agreement has been duly and validly executed and delivered by Acquiror and constitutes a valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms.

3.4          Noncontravention.  Neither the execution and delivery by Acquiror of this Agreement or the Transaction Documentation, nor the consummation by Acquiror of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the articles of incorporation or bylaws of Acquiror, (b) require on the part of Acquiror any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any Party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which Acquiror is a party or by which either is bound or to which any of their assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not have an Acquiror Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not have an Acquiror Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any Security Interest upon any assets of Acquiror or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Acquiror or any of its properties or assets.

3.5          Subsidiaries.

(a)          Acquiror has no Subsidiaries other than 1354166 Alberta Ltd., an Alberta Canada corporation (“Alberta Ltd.”).

(b)          Acquiror does not control directly or indirectly or have any direct or indirect participation or similar interest in any corporation, partnership or limited liability company, trust or business association which is not a Subsidiary.

3.6          Acquiror Information.  Acquiror has furnished or made available to Acquiree and the Members all information respecting Acquiror requested by them including information contained in its SEC reports and with respect to the listing of the Acquiror Common Stock on the OTCBB.

3.7          Compliance with Laws.  Each of Acquiror and its Subsidiaries:

(a)          and the conduct and operations of their respective businesses, are in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect;

(b)          has complied with all federal and state securities laws and regulations;

(c)          has not, and the past and present officers, directors and Affiliates of Acquiror have not, been the subject of, nor does any officer or director of Acquiror have any reason to believe that Acquiror or any of its officers, directors or Affiliates will be the subject of, any civil or criminal proceeding or investigation by any federal or state agency alleging a violation of securities laws;

(d)          has not been the subject of any voluntary or involuntary bankruptcy proceeding during the past 5 years, nor has it been a party to any material litigation during the past 5 years;

(e)          has not, and the past and present officers, directors and Affiliates have not, been the subject of, nor does any officer or director of Acquiror have any reason to believe that Acquiror or any of its officers, directors or affiliates will be the subject of, any civil, criminal or administrative investigation or proceeding brought by any federal or state agency having regulatory authority over such entity or person;

3.8          Financial Statements.  Acquiror has provided or made available to Acquiree the unaudited financial statements of Acquiror (the “Acquiror Financial Statements”) as of May 31, 2010 (the “Acquiror Balance Sheet Date”) which (i) complied as to form in all material respects with applicable accounting requirements and, as appropriate, the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with Canadian GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto), and (iii) fairly present the consolidated financial condition, results of operations and cash flows of Acquiror as of the respective dates thereof and for the periods referred to therein.

3.9          Absence of Certain Changes.  Since the Acquiror Balance Sheet Date, and except as set forth in Acquiror’s SEC filings, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, an Acquiror Material Adverse Effect and (b) Acquiror has not taken any or the actions set forth in paragraphs (a) through (l) of Section 4.7.

3.10        Litigation.  As of the date of this Agreement, there is no Legal Proceeding which is pending or, to Acquiror’s knowledge, threatened against Acquiror or any Subsidiary of Acquiror which, if determined adversely to Acquiror or such Subsidiary, could have, individually or in the aggregate, a Acquiror Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. For purposes of this Section 3.10, any such pending or threatened Legal Proceedings where the amount at issue exceeds or could reasonably be expected to exceed the lesser of $25,000 per Legal Proceeding or $50,000 in the aggregate shall be considered to possibly result in an Acquiror Material Adverse Effect hereunder.

3.11        Undisclosed Liabilities.  None of Acquiror and its Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the balance sheet contained in the Acquiror Financial Statements, (b) liabilities which have arisen since the date of the balance sheet contained in the Acquiror Financial Statements in the Ordinary Course of Business which do not exceed $10,000 and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

3.12        Tax Matters.

(a)          Except as set forth in Schedule 3.12(a), each of Acquiror and the Subsidiaries has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate in all material respects. Neither Acquiror nor any Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only Acquiror and the Subsidiaries are or were members.  Each of Acquiror and Acquiror Subsidiaries has paid on a timely basis all Taxes that were due and payable.  The unpaid Taxes of Acquiror and Acquiror Subsidiaries for tax periods through the date of the balance sheet contained in the Acquiror Pink Sheets Financial Statements do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on such balance sheet.  Neither Acquiror nor any Acquiror Subsidiary has any actual or potential liability for any Tax obligation of any taxpayer (including without limitation any affiliated group of corporations or other entities that included Acquiror or any Acquiror Subsidiary during a prior period) other than Acquiror and Acquiror Subsidiaries.  All Taxes that Acquiror or any Acquiror Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity.

(b)          Neither Acquiror nor any Acquiror Subsidiary: (i) is a “consenting corporation” within the meaning of Section 341(f) of the Code, and none of the assets of Acquiror or Acquiror Subsidiaries are subject to an election under Section 341(f) of the Code; (ii) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; (iii) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code; (iv) has any actual or potential liability for any Taxes of any person (other than Acquiror and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise; or (v) is or has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(c)          None of the assets of Acquiror or any Subsidiary: (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code; (ii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code; or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(d)          Neither Acquiror nor any Subsidiary has undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

3.13        Assets.  Acquiror owns or leases all tangible assets necessary for the conduct of its businesses as presently conducted and as presently proposed to be conducted.  Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.  Except as disclosed in Acquiror’s SEC filings, no asset of Acquiror (tangible or intangible) is subject to any Security Interest.

3.14        Owned Real Property.  Acquiror owns no real property.

3.15        Real Property Leases.  The Acquiror’s SEC filings disclose all real property leases and subleases of Acquiror or any Acquiror Subsidiary involving annual payments of $50,000 or more and disclose the terms of each such lease, any extension and expansion options, and the rent payable thereunder. With respect to each such lease and sublease:

(a)          the lease or sublease is legal, valid, binding, enforceable and in full force and effect;

(b)          the lease or sublease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(c)          neither Acquiror nor any Acquiror Subsidiary nor, to the knowledge of Acquiror, any other party, is in breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of Acquiror, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Acquiror or any Acquiror Subsidiary or, to the knowledge of Acquiror, any other party under such lease or sublease;

(d)          neither Acquiror nor any Acquiror Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(e)          Acquiror is not aware of any Security Interest, easement, covenant or other restriction applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or the occupancy by Acquiror or an Acquiror Subsidiary of the property subject thereto.

3.16        Contracts.

(a)          Acquiror’s filings with the Securities and Exchange Commission (the “Acquiror SEC Filings”) disclose all contracts and agreements (written or oral) of Acquiror and any Acquiror Subsidiary involving payments of $50,000 or more to which Acquiror or any Acquiror Subsidiary is a party as of the date of this Agreement including:

(i)          any agreement (or group of related agreements) for the lease of personal property from or to third parties;

(ii)         any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services;

(iii)        any agreement establishing a partnership or joint venture;

(iv)        any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v)         any agreement concerning confidentiality or noncompetition;

(vi)        any employment or consulting agreement;

(vii)       any agreement involving any current or former officer, director or stockholder of Acquiror or any Affiliate thereof;

(viii)      any agreement under which the consequences of a default or termination would reasonably be expected to have an Acquiror Material Adverse Effect;

(ix)         any agreement which contains any provisions requiring Acquiror or any Acquiror Subsidiary to indemnify any other party thereto (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business);

(x)          any other agreement (or group of related agreements) not entered into in the Ordinary Course of Business; and

(xi)         any agreement, other than as contemplated by the Private Placement Offering and this Agreement, relating to the sales of securities of Acquiror or any Acquiror Subsidiary to which Acquiror or such Subsidiary is a party.

(b)           With respect to each agreement so disclosed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither Acquiror nor any Acquiror Subsidiary nor, to the knowledge of Acquiror, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of Acquiror, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by Acquiror or any Acquiror Subsidiary or, to the knowledge of Acquiror, any other party under such contract.

3.17    Accounts Receivable.  All accounts receivable of Acquiror and the Subsidiaries reflected in the Acquiror Financial Statements are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the balance sheet contained in the Acquiror Financial Statements.  All accounts receivable reflected in the financial or accounting records of Acquiror that have arisen since the date of the balance sheet contained in the Acquiror Financial Statements are valid receivables subject to no setoffs or counterclaims and are collectible (within 90 days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the balance sheet contained in Acquiror Financial Statements.

3.18    Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of Acquiror or any Acquiror Subsidiary.

3.19    Insurance.  Section 3.19 of Acquiror Disclosure Schedule lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Acquiror or any Acquiror Subsidiary is a party.  Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of Acquiror and Acquiror Subsidiaries.  There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.  All premiums due and payable under all such policies have been paid, neither Acquiror nor any Acquiror Subsidiary may be liable for retroactive premiums or similar payments, and Acquiror and Acquiror Subsidiaries are otherwise in compliance in all material respects with the terms of such policies.  Acquiror has no knowledge of any threatened termination of, or material premium increase with respect to, any such policy.  Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

3.20    Warranties.  No product or service sold or delivered by Acquiror or any Acquiror Subsidiary is subject to any guaranty, warranty, right of credit or other indemnity.

3.21        Employees.

(a)          The Acquiror SEC Filings disclose all employees of Acquiror and each Acquiror Subsidiary whose annual rate of compensation exceeds $50,000 per year, along with the position and the annual rate of compensation of each such person.

(b)          Neither Acquiror nor any Acquiror Subsidiary is a party to or bound by any collective bargaining agreement, nor have any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.  Acquiror has no knowledge of any organizational effort made or threatened, either currently or since the date of organization of Acquiror, by or on behalf of any labor union with respect to employees of Acquiror or any Acquiror Subsidiary.

3.22        Employee Benefits.

(a)          The Acquiror SEC Filings contain a complete and accurate list of all Employee Benefit Plans maintained, or contributed to, by Acquiror, any Acquiror Subsidiary or any ERISA Affiliate.  Complete and accurate copies of (i) all Employee Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Employee Benefit Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last five plan years for each Employee Benefit Plan, have been delivered or made available to Acquiree and the Shareholders.  Each Employee Benefit Plan has been administered in all material respects in accordance with its terms and each of Acquiror, Acquiror Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to such Employee Benefit Plan and has made all required contributions thereto.  Acquiror, each Subsidiary of Acquiror, each ERISA Affiliate and each Employee Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including without limitation Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA).  All filings and reports as to each Employee Benefit Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted.

(b)          To the knowledge of Acquiror, there are no Legal Proceedings (except claims for benefits payable in the normal operation of the Employee Benefit Plans and proceedings with respect to qualified domestic relations orders) against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any material liability.

(c)          All the Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Employee Benefit Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.  Each Employee Benefit Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of, Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

(d)         Neither Acquiror, any Acquiror Subsidiary, nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

(e)         At no time has Acquiror, any Acquiror Subsidiary or any ERISA Affiliate been obligated to contribute to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(f)          There are no unfunded obligations under any Employee Benefit Plan providing benefits after termination of employment to any employee of Acquiror or any Acquiror Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law.  The assets of each Employee Benefit Plan which is funded are reported at their fair market value on the books and records of such Employee Benefit Plan.

(g)         No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan maintained by Acquiror, any Acquiror Subsidiary or any ERISA Affiliate that would subject Acquiror, any Acquiror Subsidiary or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Benefit Plan.

(h)         No Employee Benefit Plan is funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(i)          Each Employee Benefit Plan is amendable and terminable unilaterally by Acquiror at any time without liability to Acquiror as a result thereof and no Employee Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits Acquiror from amending or terminating any such Employee Benefit Plan.

(j)          The Acquiror SEC Filings disclose each:  (i) agreement with any stockholder, director, executive officer or other key employee of Acquiror or any Acquiror Subsidiary (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Acquiror or any Acquiror Subsidiary of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from Acquiror or any Acquiror Subsidiary that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code; and (iii) agreement or plan binding Acquiror or any Acquiror Subsidiary, including without limitation any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Employee Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.  The accruals for vacation, sickness and disability expenses are accounted for on the Most Recent Balance Sheet and are adequate and materially reflect the expenses associated therewith in accordance with GAAP.

3.23            Environmental Matters.

(a)          Each of Acquiror and Acquiror Subsidiaries has complied with all applicable Environmental Laws, except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.  There is no pending or, to the knowledge of Acquiror, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving Acquiror or any Acquiror Subsidiary, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b)          Set forth in Section 3.23(b) of Acquiror Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by Acquiror or a Acquiror Subsidiary (whether conducted by or on behalf of Acquiror or a  Acquiror Subsidiary or a third party, and whether done at the initiative of Acquiror or a Acquiror Subsidiary or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and which Acquiror has possession of or access to.  A complete and accurate copy of each such document has been provided to Acquiree and the Shareholders.

(c)          Acquiror is not aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by Acquiror or any Acquiror Subsidiary.

3.24            Permits.  Other than as it relates to Acquirior’s ongoing production in its Botha area Alberta, Canada property, Section 3.24 of Acquiror Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders or approvals from any Governmental Entity (including without limitation those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) (“Acquiror Permits”) issued to or held by Acquiror or any Acquiror Subsidiary.  Such listed Permits are the only Acquiror Permits that are required for Acquiror and Acquiror Subsidiaries to conduct their respective businesses as presently conducted except for those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.  Each such Acquiror Permit is in full force and effect and, to the knowledge of Acquiror, no suspension or cancellation of such Acquiror Permit is threatened and there is no basis for believing that such Acquiror Permit will not be renewable upon expiration.  Each such Acquiror Permit will continue in full force and effect immediately following the Closing.

3.25            Certain Business Relationships With Affiliates.  No Affiliate of Acquiror or of any Acquiror Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of Acquiror or any Acquiror Subsidiary, (b) has any claim or cause of action against Acquiror or any Acquiror Subsidiary, or (c) owes any money to, or is owed any money by, Acquiror or any Acquiror Subsidiary.

3.26            Brokers’ Fees.  Except as set forth on Section 3.26 of Acquiror Disclosure Schedule, Acquiror has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.27            Disclosure.  No representation or warranty by Acquiror contained in this Agreement or in any of the Transaction Documentation, and no statement contained in the any document, certificate or other instrument delivered or to be delivered by or on behalf of Acquiror pursuant to this Agreement or therein, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.  Acquiror has disclosed to Acquiree and the Shareholders all material information relating to the business of Acquiror or any Acquiror Subsidiary or the transactions contemplated by this Agreement.

3.28            Interested Party Transactions.  To the knowledge of Acquiror, no officer, director or stockholder of Acquiror or any “affiliate” (as such term is defined in Rule 12b-2 under the Exchange Act) or “associate” (as such term is defined in Rule 405 under the Securities Act) of any such person currently has or has had, either directly or indirectly, (a) an interest in any person that (i) furnishes or sells services or products that are furnished or sold or are proposed to be furnished or sold by Acquiror or any Acquiror Subsidiary or (ii) purchases from or sells or furnishes to Acquiror or any Acquiror Subsidiary any goods or services, or (b) a beneficial interest in any contract or agreement to which Acquiror or any Acquiror Subsidiary is a party or by which it may be bound or affected.  Neither Acquiror or any Acquiror Subsidiary has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Acquiror or any Acquiror Subsidiary.

3.29            Duty to Make Inquiry.  To the extent that any of the representations or warranties in this Article III are qualified by “knowledge” or “belief,” Acquiror represents and warrants that it has made due and reasonable inquiry and investigation concerning the matters to which such representations and warranties relate, including, but not limited to, diligent inquiry by its directors, officers and key personnel.

3.30            Board Action.  Acquiror’s Board of Directors has unanimously determined that the Acquisition is advisable and in the best interests of Acquiror’s stockholders and is on terms that are fair to such Acquiror stockholders.

ARTICLE IV
COVENANTS

4.1              Closing Efforts.  Each of the Parties shall use its best efforts, to the extent commercially reasonable (“Reasonable Best Efforts”), to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement as soon as practicable, including without limitation using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Acquisition are satisfied.

4.2              Governmental and Third-Party Notices and Consents.

(a)          Each Party shall obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

(b)          Each Party shall obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in Section 2.4 and Section 3.4 of the Disclosure Schedule.

4.3              Operation of Business.  Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, Acquiree shall conduct its operations in the Ordinary Course of Business and in material compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, prior to the Closing, Acquiree shall not, without the written consent of Acquiror (which shall not be unreasonably withheld or delayed):

(a)          issue or sell, or redeem or repurchase, any securities of Acquiree, or amend any of the terms of its existing securities;

(b)          declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of its membership interests;

(c)          create, incur or assume any indebtedness in the aggregate amount of more than $5,000 (including obligations in respect of capital assets) except in the Ordinary Course of Business or in connection with the transactions contemplated by this Agreement; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

(d)          enter into, adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement or (except for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees;

(e)          acquire, sell, lease, license or dispose of any assets or property (including without limitation any shares or other equity interests in or securities of any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business;

(f)          mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g)          discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

(h)          amend its Certificate of Formation, Company Agreement or other organizational documents;

(i)          change in any material respect its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(j)          enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any material contract or agreement;

(k)          institute or settle any Legal Proceeding;

(l)          take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of Acquiree set forth in this Agreement becoming untrue or (ii) any of the conditions to the Acquisition set forth in Article V not being satisfied;

(m)          commit or expend more than $5,000 in operating expenses other than those incurred in the Ordinary Course of Business;

(n)          acquire by merger, amalgamation, consolidation or acquisition, shares or assets, of any business operation;

(o)          enter into any new lending agreements or extend or otherwise modify existing lending agreements;

(p)          enter into new leasing arrangements either of real estate or equipment with an annual aggregate cost exceeding $5,000;

(q)          employ or dismiss executive personnel or materially change the terms and conditions of their employment without prior consultation with Acquiror; or

(r)          agree in writing or otherwise to take any of the foregoing actions.

4.4             Title Reports.  Prior to Closing, Acquiree shall provide Acquiror with Title Reports on the Murphy Lease and Matthews Lease supporting Acquiree’s valid and good title thereunder.

4.5             Acquiree Permits and Licenses.  Prior to Closing, Acquiree shall provide Acquiror with evidence that Acquiree is in possession of all drilling permits, surveys, leases, insurance, drilling contracts and like documents and agreements required and necessary to commence operations to drill a test well on the Matthews Lease in full compliance with the terms of the February 8, 2010 Purchase and Sale Agreement, including any amendments thereto (the “Purchase and Sale Agreement”) between OGR Energy Corporation (“OGR”) and Acquiree, and that Acquiree is in full compliance with all of its obligations under such Purchase and Sale Agreement, drilling permits, surveys, leases, insurance, drilling contracts and like documents and agreements including its obligations under both the Matthews Lease and Murphy Lease. Through the Closing, Acquiree shall meet all requirements and obligations imposed upon it under the Murphy Lease and Matthews Lease necessary to maintain Acquiree’s rights thereunder including, if applicable, the drilling obligations under the respective leases.  Acquiree shall provide Acquiror, prior to Closing, with evidence that Acquiree has either commenced or is prepared to commence operations to drill a test well on the Matthews Lease or obtained an extension of the date by which Acquiree must commence operations to drill a test well to the satisfaction of Acquiror and in compliance with its obligations thereunder.

4.6              Access to Information.

(a)           Acquiree shall permit representatives of Acquiror to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of Acquiree) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel, of or pertaining to Acquiree.

(b)           Acquiror (i) shall treat and hold as confidential any Acquiree Confidential Information (as defined below), (ii) shall not use any of Acquiree Confidential Information except in connection with this Agreement, and (iii) if this Agreement is terminated for any reason whatsoever, shall immediately and concurrently with such termination, return to Acquiree all tangible embodiments (and all copies) thereof which are in its possession.  For purposes of this Agreement, “Acquiree Confidential Information” means any information of Acquiree that is furnished to Acquiror by Acquiree in connection with this Agreement; provided, however, that it shall not include any information (A) which, at the time of disclosure, is available publicly other than as a result of disclosure by Acquiror or its directors, officers, employees, agents or advisors, (B) which, after disclosure, becomes available publicly through no fault of Acquiror or its directors, officers, employees, agents or advisors, (C) which Acquiror knew or to which Acquiror had access prior to disclosure, provided that the source of such information is not known by Acquiror to be bound by a confidentiality obligation to Acquiree, or (D) which Acquiror rightfully obtains from a source other than Acquiree provided that the source of such information is not known by Acquiror to be bound by a confidentiality obligation to Acquiree.

4.7              Operation of Business.  Except as contemplated by this Agreement, during the period from the date of this Agreement to the Closing, Acquiror shall (and shall cause each Acquiror Subsidiary to) conduct its operations in the Ordinary Course of Business and in material compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, prior to the Closing, Acquiror shall not (and shall cause each Acquiror Subsidiary not to), without written notice to Acquiree:

(a)           split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except as contemplated by, and in connection with, the Stock Split;

(b)          create, incur or assume any indebtedness outside of the Ordinary Course of Business (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity outside of the Ordinary Course of Business; or make any loans, advances or capital contributions to, or investments in, any other person or entity outside of the Ordinary Course of Business;

(c)          enter into, adopt or amend any Employee Benefit Plan or any employment or severance agreement or arrangement or (except for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually;

(d)          acquire, sell, lease, license or dispose of any assets or property (including without limitation any shares or other equity interests in or securities of any Acquiror Subsidiary or any corporation, partnership, association or other business organization or division thereof);

(e)          mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(f)          discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business;

(g)          amend its charter, by-laws or other organizational documents;

(h)          change in any material respect its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(i)          enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any material contract or agreement;

(j)          institute or settle any Legal Proceeding;

(k)          take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of Acquiror set forth in this Agreement becoming untrue in any material respect or (ii) any of the conditions to the Acquisition set forth in Article V not being satisfied; or

(l)          agree in writing or otherwise to take any of the foregoing actions.

4.8              Access to Information.

(a)           Acquiror shall permit representatives of Acquiree to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of Acquiror) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel, of or pertaining to Acquiror.

(b)           Acquiree (i) shall treat and hold as confidential any Acquiror Confidential Information (as defined below), (ii) shall not use any of Acquiror Confidential Information except in connection with this Agreement, and (iii) if this Agreement is terminated for any reason whatsoever, shall return to Acquiror all tangible embodiments (and all copies) thereof which are in its possession.  For purposes of this Agreement, “Acquiror Confidential Information” means any information of Acquiror that is furnished to Acquiree by Acquiror in connection with this Agreement; provided, however, that it shall not include any information (A) which, at the time of disclosure, is available publicly other than as a result of disclosure by Acquiree or its directors, officers, employees, agents or advisors, (B) which, after disclosure, becomes available publicly through no fault of Acquiree or its directors, officers, employees, agents or advisors, (C) which Acquiree knew or to which Acquiree had access prior to disclosure, provided that the sources of such information is not known by Acquiree to be bound by a confidentiality obligation to Acquiror or any Acquiror Subsidiary or (D) which Acquiree rightfully obtains from a source other than Acquiror or an Acquiror Subsidiary, provided that the source of such information is not known by Acquiree to be bound by a confidentiality obligation to Acquiror or any Acquiror Subsidiary.

4.9              Expenses.  Each party shall be responsible for its own costs and expenses (including but not limited to legal fees, accounting fees, finder’s fees, and the fees of business valuations and financial advisors) incurred in connection with this Agreement and the transactions contemplated hereby.

4.10             No Shorting.  Each Member agrees that it will not, for a period commencing on the date hereof and terminating one year after the Closing Date, directly or indirectly, effect or agree to effect any short sale (as defined in Rule 200 under Regulation SHO of the Exchange Act), whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) with respect to Acquiror Common Stock, borrow or pre-borrow any shares of Acquiror Common Stock, or grant any other right (including, without limitation, any put or call option) with respect to Acquiror Common Stock or with respect to any security that includes, relates to or derives any significant part of its value from Acquiror Common Stock or otherwise seek to hedge its position in Acquiror Common Stock (each, a “Prohibited Transaction”).

ARTICLE V
CONDITIONS TO CONSUMMATION OF ACQUISITION

5.1              Conditions to Each Party’s Obligations.  The respective obligations of each Party to consummate the Acquisition are subject to the satisfaction of the following conditions: (a) the Acquisition shall have received the approval of 100% of the votes represented by the outstanding Acquiree Membership Interests entitled to vote on the Acquisition, which condition is deemed satisfied by the execution of this Agreement by each of the Members.

5.2              Conditions to Obligations of Acquiror.  The obligation of Acquiror to consummate the Acquisition is subject to the satisfaction (or waiver by Acquiror) of the following additional conditions:

(a)           Acquiree shall have obtained (and shall have provided copies thereof to Acquiror) all waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Sections 4.2 and 4.5 which are required on the part of Acquiree, except for any the failure of which to obtain or effect does not, individually or in the aggregate, have an Acquiree Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(b)          the representations and warranties of Acquiree and the Members set forth in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (provided, however, that to the extent such representation and warranty expressly relates to an earlier date, such representation and warranty shall be true and correct as of such earlier date), except for any untrue or incorrect representation and warranty that, individually or in the aggregate, does not have an Acquiree Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(c)          Acquiree shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d)          no Legal Proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(e)          Acquiree shall have delivered to Acquiror a certificate (the “Acquiree Certificate”) to the effect that each of the conditions specified in clauses (a) through (d) (insofar as clause (d) relates to Legal Proceedings involving Acquiree) of this Section 5.2 is satisfied in all respects;

(f)          Members shall have agreed not to engage in any Prohibited Transactions; and

(g)          Acquiror shall have received, from Acquiree copies of all drilling permits, surveys, leases, insurance, drilling contracts and like documents and agreements pursuant to Section 4.5 hereof.

5.3             Conditions to Obligations of Acquiree and the Members.  The obligation of Acquiree and the Members to consummate the Acquisition is subject to the satisfaction of the following additional conditions:

(a)          Acquiror shall have obtained (and shall have provided copies thereof to Acquiree) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 4.2 which are required on the part of Acquiror, except for any the failure of which to obtain or effect does not, individually or in the aggregate, have an Acquiror Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(b)          the representations and warranties of Acquiror set forth in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (provided, however, that to the extent such representation or warranty expressly relates to an earlier date, such representation and warranty shall be true and correct as of such earlier date), except for any untrue or incorrect representation and warranty that, individually or in the aggregate, do not have an Acquiror Material Adverse Effect or a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement;

(c)          Acquiror shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d)          no Legal Proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(e)          Acquiror shall have delivered to Acquiree and the Members a certificate (the “Acquiror Certificate”) to the effect that each of the conditions specified in clauses (a) through (d) (insofar as clause (d) relates to Legal Proceedings involving Acquiror and its Subsidiaries) of this Section 5.3 is satisfied in all respects; and

(f)          Acquiree and the Members shall have received from Gottbetter & Partners, LLP, counsel to Acquiror, an opinion with respect to the matters set forth in Exhibit B attached hereto, addressed to Acquiree and the Members and dated as of the Closing Date.

ARTICLE VI
INDEMNIFICATION

6.1              Indemnification by Acquiree and the Members.  Acquiree shall indemnify the Acquiror in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Acquiror resulting from, relating to or constituting any misrepresentation, breach of warranty or failure to perform any covenant or agreement of Acquiree or the Members contained in this Agreement or the Acquiree Certificate.

6.2              Indemnification by Acquiror.  Acquiror shall indemnify the Members in respect of, and hold them harmless against, any and all Damages incurred or suffered by the Members resulting from, relating to or constituting any misrepresentation, breach of warranty or failure to perform any covenant or agreement of Acquiror contained in this Agreement or the Acquiror Certificate.

6.3              Survival of Representations and Warranties.  All representations and warranties contained in this Agreement, the Acquiree Certificate or the Acquiror Certificate shall (a) survive the Closing and any investigation at any time made by or on behalf of Acquiror or Acquiree and (b) shall expire on the date two years following the Closing Date.

ARTICLE VII
RESERVED

ARTICLE VIII
TERMINATION

8.1              Termination by Mutual Agreement.  This Agreement may be terminated at any time by mutual consent of the Parties, provided that such consent to terminate is in writing and is signed by each of the Parties.

8.2              Termination for Failure to Close.  This Agreement shall be automatically terminated if the Closing Date shall not have occurred by August 31, 2010, unless extended in writing by mutual agreement of both Acquiror and Acquiree.

8.3              Termination by Operation of Law.  This Agreement may be terminated by any Party hereto if there shall be any statute, rule or regulation that renders consummation of the transactions contemplated by this Agreement (the “Contemplated Transactions) illegal or otherwise prohibited, or a court of competent jurisdiction or any government (or governmental authority) shall have issued an order, decree or ruling, or has taken any other action restraining, enjoining or otherwise prohibiting the consummation of such transactions and such order, decree, ruling or other action shall have become final and nonappealable.

8.4             Termination for Failure to Perform Covenants or Conditions.  This Agreement may be terminated prior to the Closing:

(a)          by Acquiror if: (i) any of the representations and warranties made in this Agreement by Acquiree and the Members shall not be materially true and correct, when made or at any time prior to consummation of the Contemplated Transactions as if made at and as of such time; (ii) any of the conditions set forth in Section 5.2 hereof have not been fulfilled in all material respects by the Closing Date; (iii) Acquiree shall have failed to observe or perform any of its material obligations under this Agreement; or (iv) as otherwise set forth herein; or

(b)          by Acquiree if: (i) any of the representations and warranties of Acquiror shall not be materially true and correct when made or at any time prior to consummation of the Contemplated Transactions as if made at and as of such time; (ii) any of the conditions set forth in Section 5.3 hereof have not been fulfilled in all material respects by the Closing Date; (iii) Acquiror or the Acquisition Subsidiary shall have failed to observe or perform any of their material respective obligations under this Agreement; or (iv) as otherwise set forth herein.

8.5              Effect of Termination or Default; Remedies.  In the event of termination of this Agreement as set forth above, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto, provided that such Party is a Non-Defaulting Party (as defined below).  The foregoing shall not relieve any Party from liability for damages actually incurred as a result of such Party’s breach of any term or provision of this Agreement.

8.6              Remedies; Specific Performance.  In the event that any Party shall fail or refuse to consummate the Contemplated Transactions or if any default under or beach of any representation, warranty, covenant or condition of this Agreement on the part of any Party (the “Defaulting Party”) shall have occurred that results in the failure to consummate the Contemplated Transactions, then in addition to the other remedies provided herein, the non-defaulting Party (the “Non-Defaulting Party”) shall be entitled to seek and obtain money damages from the Defaulting Party, or may seek to obtain an order of specific performance thereof against the Defaulting Party from a court of competent jurisdiction, provided that the Non-Defaulting Party seeking such protection must file its request with such court within forty-five (45) days after it becomes aware of the Defaulting Party’s failure, refusal, default or breach.  In addition, the Non-Defaulting Party shall be entitled to obtain from the Defaulting Party court costs and reasonable attorneys’ fees incurred in connection with or in pursuit of enforcing the rights and remedies provided hereunder.

ARTICLE IX
MISCELLANEOUS

9.1             No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

9.2             Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

9.3              Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties.

9.4              Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile signature.

9.5              Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.6              Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to Acquiree or the Members:

Dyami Energy LLC
c/o David Rector
1640 Terrace Way
Walnut Creek, CA 94597
Attn:  David Rector
Facsimile:  925.630.6338

If to Acquiror (prior to the Closing):

Eagleford Energy Inc.
1 King Street West
Suite 1505
Toronto, Ontario
Canada M5H 1A1
Attn:  James Cassina, President
Facsimile:  416.364.8244

Copy to (which copy shall not constitute notice hereunder):

Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022
Attn: Scott Rapfogel, Esq.
Facsimile: 212.400.6901

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.7              Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the Province of Ontario.

9.8              Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time prior to the Closing.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties.  No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver.  No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.9             Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.10            Submission to Jurisdiction.  Each of the Parties (a) submits to the jurisdiction of any presiding court sitting in the Province of Ontario in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.  Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.7.  Nothing in this Section 9.10, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

9.11             Construction.

(a)           The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b)           Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

ACQUIROR:
EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name: James Cassina
Title: President

ACQUIREE:
DYAMI ENERGY LLC

By:	/s/ David Rector
Name: David Rector
Title: Manager

MEMBERS:

/s/ Eric Johnson
ERIC JOHNSON

BENCHMARK ENTERPRISES LLC

By:	/s/ Andrew Godfrey
Name: Andrew Godfrey
Title: President

SCHEDULE 1.1

Name of Members	Number of Membership Interests Owned	Number of Unit Shares to be Received		Number of Unit Warrants to be Received

Eric Johnson	660	2,300,000	(1)	1,150,000	(1)

Benchmark Enterprises Inc.	340	1,188,888	(1)	594,444	(1)

(1) 50% to be delivered in escrow.

(2) Subject to adjustment per Section 1.1(b).

SCHEDULE 1.3

E. Johnson Employment Agreement

Warrant Earn-Out & Term in Years

Event	Number of Warrants Earned*

Enhanced Oil Recovery Pilot Project Commencement(1)	100,000
$10,000,000 in Gross Sales(2)	100,000
$25,000,000 in Gross Sales(2)	100,000
$100,000,000 in Gross Sales(2)	100,000
$250,000,000 in Gross Sales(2)	100,000
$500,000,000 in Gross Sales(2)	100,000
Enhanced Oil Recovery Phase 2 Project Commencement(3)	250,000

(1)           Refers to the commencement of an enhanced oil recovery system on the Matthews Lease resulting in the production of oil from the San Miguel formation from a configuration of 3 wells or more through an injection operation utilizing hot water, steam, nitrogen, or other such enhanced oil recovery system (the EOR Pilot Project) while Eric Johnson is an employee of the Corporation.

(2)           Refers to revenues generated from oil or gas produced on the Matthews Lease and Murphy Lease while Eric Johnson is an employee of the Corporation.

(3)           Refers to the production of oil from the San Miguel formation from an expansion of the EOR Pilot Project on the Matthews Lease that results in the production of oil at a rate of no less than 500 barrels a day net to the Corporation and continues at such rate of production for no less than 180 consecutive days while Eric Johnson is an employee of the Corporation.

* All unexercised warrants expire five years from the date of issuance.

SCHEDULE 2.12

Real Property Leases

MURPHY LEASE DESCRIPTION

2637.00 acres of land, more or less, being all of the C. L. Barr Survey No. 42, Abstract No. 1343, containing 505.0 acres of land, more or less; all of the C. L. Barr Survey No. 40, Abstract No. 1342, containing 541.5 acres of land, more or less; all. of the G. W. T. & P. RR Company Survey No. 39, Abstract No. 181, containing 454.0 acres of land, more or less: all the G. W. T. & P. RR Company Survey No. 37, Abstract No. 180, containing 3044.0 acres of land, more or less; all the P. S. Martin Survey No. 38, Abstract No. 1272, containing 205.0 acres of land, more or less; all the B. F. Stewart Survey No. 2, Abstract No. 1386 in Zavala County, Texas and Abstract No. 1432 in Frio County, Texas, containing 445 acres of land, more or less; a. portion of the Southeast corner of the Juan Palacios Survey No. 304, Abstract No. 680, containing 42 acres of land, more or less; a portion out of and being approximately the East half of the Albino Cabasos Survey No. 627, Abstract No. 873, containing 110 acres of land, more or less; and 8 portion of the most northwesterly comer of the G. C. & S. F. RR Company Survey No. 1, Abstract No. 1331, in Zavala County, Texas, containing 30 acres of land, more or less, and being the same lands described in Deed from A. A. Storey to Leonard M. Murphy, dated July 28.1948, recorded in Volume 58, Page 443 of the Deed Records of Zavala County, Texas, SAVE AND EXCEPT certain depth rights in and under 180 acres which are included in the #1, 2, 4 and 5 Murphy units (40 acres each) and 20 acres included in the El Viejo No. 3 unit The acreage rights in said units are covered by the terms of said October 13, 2008 Oil, Gas and Mineral Lease.

Working Interest - Murphy Lease

1.	90% working interest (a) (b)
2.	97% working interest (a) (c)

Encumbrances

a)	25% royalties
b)	a 10% carried interest on the drilling costs on the first well from surface to base of the Austin Chalk to A.L. Dawsey
c)	a 3% carried interest on the drilling costs on the first well drilled from the top of the Eagleford Shale to basement to A.L. Dawsey

MATTHEWS LEASE DESCRIPTION

2629.42 acre tract of land, lying in Zavala County, Texas, being out of and a part of the Precilla Graham Survey No. 8, Abstract No. 753 and the Thomas C. Rife Survey No. 7, Abstract No. 769 and Survey No. 21 of the Maverick Slough Pasture Subdivision and being out of and a part of that same certain 3617.07 acre parent tract of land described in conveyance to Fisher Construction Co. Inc. and recorded in Volume 235, Pages 476 et seq. of the Deed Records of Zavala Co. Texas.

Working Interest - Matthews Lease

1.	75% working interest before payout and 61.50% working interest after payout (a) (b)

Encumbrances

25% royalties
After payout of total revenues from production of $12.5 million

SCHEDULE 2.13

Contracts

1.	February 3, 2010 Agreement with Texas Land Energy, LLC (Murphy Lease)

2.	July 28, 2010 Murphy Lease Extension Agreement with Murphy Family (Murphy Lease)

3.	February 8, 2010 Purchase and Sale Agreement with OGR Energy Corporation (Matthews Lease)

SCHEDULE 2.16

Insurance

Not Applicable

SCHEDULE 2.19(b)

Employee Benefit Plans

Not Applicable

SCHEDULE 2.19(k)

Not Applicable

SCHEDULE 2.20(b)

Environmental Matters

1.           Depth of Usable Quality Ground Water to be Protected issued by Texas Commission on Environmental Quality to A.L. Dawsey on July 29, 2010 (Murphy Lease)

2.           Depth of Usable Quality Ground Water to be Protected issued by Texas Commission on Environmental Quality to A.L. Dawsey on July 29, 2010 (Matthews Lease)

SCHEDULE 2.23

Permits

Murphy Well:	API # 507-32758

Murphy Well:	Permit # 698843

Matthews Well:	API # 507-32759

Matthews Well:	Permit # 698710

SCHEDULE 2.24

Certain Business Relationships With Affiliates

Benchmark is the holder of a $960,000 Acquiree Note

SCHEDULE 2.25

Broker’s Fees

Not Applicable

SCHEDULE 3.12(a)

Not Applicable

SCHEDULE 3.19

Insurance

Not Applicable

SCHEDULE 3.23(b)

Environmental Matters

Not Applicable

SCHEDULE 3.24

Permits

Not Applicable

SCHEDULE 3.26

Brokers’ Fees

Not Applicable

ITEM 2
LOCK-UP AGREEMENT

August 31, 2010

Eagleford Energy Inc.
1 King Street West
Suite 1505
Toronto, Ontario
Canada M5H 1A1
Attention:  James Cassina, President

Ladies and Gentlemen:

Reference is made to the Acquisition Agreement (the “Acquisition Agreement”) by and among Eagleford Energy Inc., an Ontario corporation (the “Company”), Dyami Energy LLC, a Texas limited liability corporation (“Dyami”), and the members of Dyami holding all of Dyami’s Membership Interests (the “Members”).  In connection with the Acquisition Agreement, the Members shall receive shares of common stock (“Common Stock”) of the Company and warrants of the Company exercisable for additional shares of Common Stock in consideration for their Membership Interests.  In consideration of the Acquisition Agreement, each of the undersigned Members hereby agrees as follows:

1.         The undersigned hereby covenants and agrees, except as provided herein, not to offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to (each a “Prohibited Sale”) any of the shares of Common Stock (the “Acquired Shares”) acquired by the undersigned pursuant to or in connection with the Acquisition Agreement,  including Common Stock issuable upon exercise of warrants issued pursuant to the Acquisition Agreement including warrants issued under employment agreements, during the period commencing on the “Closing Date” (as defined in the Acquisition Agreement) and ending on the 12 month anniversary of the Closing Date (the “Lockup Period”), without the prior written consent of the Company.  During the 12 month period following the end of the Lockup Period, the undersigned shall only be permitted to make Prohibited Sales of up to an aggregate of 200,000 Acquired Shares. In connection with the foregoing, the undersigned shall only be permitted to make Prohibited Sales of up to 50,000 Acquired Shares in each successive three month period following the end of the Lockup Period unless the undersigned determines to make Prohibited Sales of less than 50,000 Acquired Shares in any such three month period, in which case the portion of the 50,000 Acquired Shares not part of such Prohibited Sales shall carry forward into the next three month period and be added to the 50,000 Acquired Shares otherwise eligible for Prohibited Sales in such three month period.  Notwithstanding anything to the contrary above, the undersigned may make Prohibited Sales in the 12 month period following the end of the Lockup Period in excess of the allocated amounts with the prior written consent of Acquiror.  Notwithstanding the foregoing, the undersigned shall be permitted from time to time during the Lockup Period, without the prior written consent of the Company, as applicable, (i) to transfer all or any part of the Acquired Shares to any family member, for estate planning purposes, or to an affiliate thereof (as such term is defined in Rule 405 under the Securities Exchange Act of 1934, as amended), provided that such transferee agrees in writing with the Company to be bound hereby, or (ii) to participate in any transaction in which holders of the Common Stock of the Company participate or have the opportunity to participate pro rata, including, without limitation, a merger, consolidation or binding share exchange involving the Company, a disposition of the Common Stock in connection with the exercise of any rights, warrants or other securities distributed to the Company’s stockholders, or a tender or exchange offer for the Common Stock, and no transaction contemplated by the foregoing clauses (i) or (ii) shall be deemed a Prohibited Sale for purposes of this  Agreement.

2.         This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to principles of conflicts or choice of laws thereof.

3.         This Agreement will become a binding agreement among the undersigned as of the Closing Date.  In the event that no closing occurs under the Acquisition Agreement, this Agreement shall be null and void.  This Agreement (and the agreements reflected herein) may be terminated by the mutual agreement of the Company and the undersigned, and if not sooner terminated, will terminate upon the expiration date of the Lockup Period.  This Agreement may be duly executed by facsimile and in any number of counterparts, each of which shall be deemed an original, and all of which together shall be deemed to constitute one and the same instrument.  Signature pages from separate identical counterparts may be combined with the same effect as if the parties signing such signature page had signed the same counterpart.  This Agreement may be modified or waived only by a separate writing signed by each of the parties hereto expressly so modifying or waiving such agreement.

Very truly yours,

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name:	James Cassina
Title:	President

ACCEPTED AND AGREED:

/s/ Eric Johnson
Eric Johnson

BENCHMARK ENTERPRISES LLC

By:	/s/ Andrew Godfrey
Name:	Andrew Godfrey
Title:	President

ITEM 3
ESCROW AGREEMENT

This Escrow Agreement (this “Agreement”) is entered into as of August 31, 2010 by and among Eagleford Energy Inc., an Ontario corporation (the “Parent”), Eric Johnson (“EJ”), Benchmark Enterprises LLC (“Benchmark”), a Nevis corporation, and Gottbetter & Partners, LLP (the “Escrow Agent”).

WHEREAS, the Parent has entered into an Acquisition Agreement (the “Acquisition Agreement”) with Dyami Energy LLC, a Texas limited liability corporation (“Dyami”), EJ and Benchmark, (i) pursuant to which Parent will acquire Dyami from EJ and Benchmark and (ii) as a result of which Dyami will become a wholly-owned subsidiary of the Parent;

WHEREAS, the Acquisition Agreement provides that an escrow account be established to hold certain shares and warrants of Parent issuable to EJ and Benchmark upon satisfaction of certain post-closing milestones; and

WHEREAS, the parties hereto desire to establish the terms and conditions pursuant to which such escrow account will be established and maintained.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.           Escrow.

(a)           Escrow of Shares and Warrants.  As soon as practicable following the execution of this Agreement, the Parent shall deposit with the Escrow Agent certificates representing 1,709,234 shares of common stock of the Parent (the “Escrow Shares”) and 854,617 warrants of the Parent (the “Escrow Warrants”), as determined pursuant to the Acquisition Agreement, issued in the names of EJ and Benchmark as provided in the Acquisition Agreement.  The Escrow Shares and Escrow Warrants deposited with the Escrow Agent pursuant to this Agreement are collectively referred to herein as the “Escrow Securities.”  The Escrow Securities shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto.  The Escrow Agent agrees to hold the Escrow Securities in an escrow account (the “Escrow Account”), subject to the terms and conditions of this Agreement.

(b)           Dividends, Etc.  Any securities distributed in respect of or in exchange for any of the Escrow Shares, whether by way of stock dividends, stock splits or otherwise, shall be delivered to the Escrow Agent, who shall hold such securities in the Escrow Account.  Such securities shall be considered Escrow Shares for purposes hereof.  Any cash dividends or property (other than securities) distributed in respect of the Escrow Shares shall promptly be distributed by the Escrow Agent to EJ and Benchmark in accordance with Section 3(c) in direct proportion to the number of Escrow Shares delivered on behalf of by each of EJ and Benchmark.

(c)           Voting of Shares.  EJ and Benchmark have the right to direct the Escrow Agent in writing as to the exercise of any voting rights pertaining to their Escrow Shares, and the Escrow Agent shall comply with any such written instructions.  In the absence of such instructions, the Escrow Agent shall not vote any of the Escrow Shares.

(d)           Transferability.  The respective interests of EJ and Benchmark in the Escrow Securities shall not be assignable or transferable, other than by operation of law.  Notice of any such assignment or transfer by operation of law shall be given to the Escrow Agent and the Parent, and no such assignment or transfer shall be valid until such notice is given.

2.          Distribution of Escrow Securities.

(a)           The Escrow Agent shall distribute the Escrow Securities only in accordance with (i) a written instrument delivered to the Escrow Agent that is executed by the Parent that instructs the Escrow Agent as to the distribution of the Escrow Securities, or (ii) an order of a court of competent jurisdiction, a copy of which is delivered to the Escrow Agent by the Parent that instructs the Escrow Agent as to the distribution of the Escrow Securities.  Pursuant to Section 1.3(g) of the Acquisition Agreement, Parent shall promptly provide the notice required in (i) above upon receiving an N1 51-101 Report (the “Report”) from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease. In the event the Report is not received by Parent within two years of the date of this Agreement, the Escrow Agent shall return the Escrow Securities to Parent for cancellation in accordance with Section 2(b) below.

(b)           Unless supplied with a Report meeting the reserve requirements, identified in Section 2(a) above, within five business days after August 31, 2012 (the “Termination Date”), the Escrow Agent shall, automatically, without any notice required, return to Parent all of the Escrow Securities then held in escrow for cancellation.

(c)           Distributions of Escrow Securities to EJ and Benchmark shall be made by mailing certificates to EJ and Benchmark at their respective addresses shown on the books of the Parent.

3.          Fees and Expenses of Escrow Agent.  The Parent shall pay the fees and expenses of the Escrow Agent for the services to be rendered by the Escrow Agent hereunder, which fees shall not exceed $1,000 in the aggregate.

4.          Limitation of Escrow Agent’s Liability.

(a)           The Escrow Agent shall incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other documents believed by it to be genuine and duly authorized, nor for other action or inaction except its own willful misconduct or gross negligence.  The Escrow Agent shall not be responsible for the validity or sufficiency of this Agreement.  In all questions arising under this Agreement, the Escrow Agent may rely on the advice of counsel, and the Escrow Agent shall not be liable to anyone for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice.  The Escrow Agent shall not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner reasonably satisfactory to it.  In no event shall the Escrow Agent be liable for indirect, punitive, special or consequential damages.

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(b)           The Parent, EJ and Benchmark agree to indemnify the Escrow Agent for, and hold it harmless against, any loss, liability or expense incurred without gross negligence or willful misconduct on the part of Escrow Agent, arising out of or in connection with its carrying out of its duties hereunder.

5.          Termination.  This Agreement shall terminate upon the distribution by the Escrow Agent of all of the Escrow Securities in accordance with this Agreement; provided that the provisions of Section 4 shall survive such termination.

6.          Notices.  All notices, instructions and other communications given hereunder or in connection herewith shall be in writing.  Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below.  Any such notice, instruction or communication shall be deemed to have been delivered five business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service.

If to the Parent:

Eagleford Energy Inc.
1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
Attn:  James Cassina, President

with a copy to (which shall not constitute notice hereunder):

Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Attn: Scott Rapfogel, Esq.
Facsimile: (212) 400-6901

If to Eric Johnson:

Eric Johnson
P.O. Box 100-164
Sunset Beach, CA 90749

If to Benchmark:

Benchmark Enterprises LLC
7 New Road, 2nd Floor, Suite #6
P.O. Box 2079
Belize City, Belize, Central America
Attn:  Andrew Godfrey

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If to the Escrow Agent:

Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Attn: Adam S. Gottbetter, Esq.
Facsimile: (212) 400-6901

Any party may give any notice, instruction or communication in connection with this Agreement using any other means (including personal delivery, telecopy or ordinary mail), but no such notice, instruction or communication shall be deemed to have been delivered unless and until it is actually received by the party to whom it was sent.  Any party may change the address to which notices, instructions or communications are to be delivered by giving the other parties to this Agreement notice thereof in the manner set forth in this Section 10.

7.          Successor Escrow Agent.  In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity herewith, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by delivering a resignation to the parties to this Escrow Agreement, not less than 30 days prior to the date when such resignation shall take effect.  The Parent may appoint a successor Escrow Agent with the consent of EJ and Benchmark, which shall not be unreasonably withheld.  If, within such notice period, the Parent provides to the Escrow Agent written instructions with respect to the appointment of a successor Escrow Agent and directions for the transfer of any Escrow Securities then held by the Escrow Agent to such successor, the Escrow Agent shall act in accordance with such instructions and promptly transfer such Escrow Securities to such designated successor.  If no successor Escrow Agent is named as provided in this Section 7 prior to the date on which the resignation of the Escrow Agent is to properly take effect, the Escrow Agent may apply to a court of competent jurisdiction for appointment of a successor Escrow Agent.

8.          General.

(a)           Governing Law; Assigns.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to conflict-of-law principles and shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

(b)           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(c)           Entire Agreement.  Except for those provisions of the Acquisition Agreement referenced herein, this Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings, written or oral, between the parties with respect to the subject matter hereof.

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(d)           Waivers.  No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.  No waiver by any party of any such condition or breach, in any one instance, shall be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

(e)           Amendment.  This Agreement may be amended only with the written consent of the Parent, the Escrow Agent, EJ and Benchmark.

(f)           Consent to Jurisdiction and Service.  The parties hereby absolutely and irrevocably consent and submit to the jurisdiction of the courts in the State of New York and of any federal court located in the State of New York in connection with any actions or proceedings brought against any party hereto by the Escrow Agent arising out of or relating to this Agreement.  In any such action or proceeding, the parties hereby absolutely and irrevocably waive personal service of any summons, complaint, declaration or other process and hereby absolutely and irrevocably agree that the service thereof may be made by certified or registered first-class mail directed to such party, at their respective addresses in accordance with Section 10 hereof.

(g)           Acknowledgement and Waiver of Conflict.  The parties hereby acknowledge that the Escrow Agent has represented the Parent in connection with the Acquisition.  The Parent, EJ and Benchmark hereby waive any conflict of interest arising by virtue of the Escrow Agent’s representation of the Parent, and hereby agree to acknowledge and approve the taking of any action by the Escrow Agent reasonably necessary to protect and preserve its rights under this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have duly executed this Escrow Agreement as of the day and year first above written.

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name:	James Cassina
Title:	President

/s/ Eric Johnson
Eric Johnson

BENCHMARK ENTERPRISES LLC

By:	/s/ Andrew Godfrey
Name:	Andrew Godfrey
Title:	President

GOTTBETTER & PARTNERS, LLP

By:	/s/ Adam S. Gottbetter
Name:	Adam S. Gottbetter, Esq.
Title:	Partner

ITEM 4
EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made as of August 31, 2010 (the “Effective Date”) between Dyami Energy LLC, a Texas limited liability company (the “Company”) having its principal offices at ℅ David Rector, 1640 Terrace Way, Walnut Creek, CA 94597, and Eric Johnson (the “EJ”), an individual having an address at P.O. Box 100-164, Sunset Beach, CA 90742.

WITNESSETH:

WHEREAS, EJ desires to be employed by the Company as its Vice President of Operations and the Company wishes to employ EJ in such capacity;

NOW, THEREFORE, in consideration of the foregoing recitals and the respective covenants and agreements of the parties contained in this document, the Company and EJ hereby agree as follows:

1.          Employment and Duties.  The Company agrees to employ and EJ agrees to serve as the Company’s Vice President of Operations.  The duties and responsibilities of EJ shall include such duties and responsibilities as the board of directors of the Company (the “Board”) may from time to time reasonably assign to EJ.

EJ shall devote such working time and efforts to the business and affairs of the Company as is reasonably required in the diligent and faithful performance of his duties and responsibilities hereunder.

2.          Term.  The term of this Agreement shall commence on the Effective Date and shall continue for a period of one (1) year and shall be automatically renewed for successive one year periods thereafter unless either party provides the other party with written notice of his or its intention not to renew this Agreement at least three months prior to the expiration of the initial term or any renewal term of this Agreement.  “Employment Period” shall mean the initial one year term plus renewals, if any.  In any event, the Employment Period may be terminated as hereinafter provided.

3.          Place of Employment.  EJ’s services shall be performed in California, Texas and any other location where the Company now or hereafter has a business facility.  The parties acknowledge, however, that EJ may be required to travel in connection with the performance of his duties hereunder.

4.          Base Salary.  For all services to be rendered by EJ pursuant to this Agreement, the Company agrees to pay EJ during the Employment Period a base salary (the “Base Salary”) at an annual rate of $75,000 for the first year of the Employment Period and any years thereafter unless adjusted by the Board within its sole discretion.  The Base Salary shall be paid in periodic installments in accordance with the Company’s regular payroll practices.  Notwithstanding the foregoing, such salary payments shall accrue until such time that they can be paid monthly from the Company’s cash reserves or those of its parent, Eagleford Energy Inc. (“Eagleford”).

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5.          Warrants.  For the services to be rendered hereunder, EJ shall also be entitled to receive an aggregate of 850,000 five-year warrants of Eagleford, each exercisable, subject to prior vesting, for the purchase of one share of common stock of Eagleford at a price of $1.00 per share. The vesting schedule is set forth in Exhibit A attached hereto.

6.          Expenses.  EJ shall be entitled to prompt reimbursement by the Company for all reasonable ordinary and necessary travel, entertainment and other expenses incurred by EJ while employed (in accordance with the policies and procedures established by the Company for its officers) in the performance of his duties and responsibilities under this Agreement; provided, that EJ shall properly account for such expenses in accordance with Company policies and procedures.  Notwithstanding the foregoing, all proposed expenditures in excess of $3,000 shall require advance written approval by the Company.

7.          Termination of Employment.  Any other provisions of this Agreement to the contrary notwithstanding, EJ’s employment may be terminated under the following conditions:

(a)          Death.  If EJ dies during the Employment Period, this Agreement and EJ’s employment with the Company shall automatically terminate and the Company shall have no further obligations to EJ or his heirs, administrators or executors with respect to compensation and benefits accruing thereafter, except for the obligation to pay to EJ’s heirs, administrators or executors any earned but unpaid Base Salary, unpaid pro rata annual bonus, if any, and reimbursement of any and all reasonable expenses paid or incurred by EJ in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date.  The Company shall deduct, from all payments made hereunder, all applicable taxes, and other appropriate deductions.  All warrants which are not vested at the time of death shall be terminated. All vested but unexercised warrants at the time of death shall remain exercisable in accordance with their terms.

(b)         Disability.  In the event that, during the term of this Agreement, EJ shall be prevented from performing his duties and responsibilities hereunder to the full extent required by the Company by reason of Disability (as defined below) this Agreement and EJ’s employment with the Company shall automatically terminate and the Company shall have no further obligations or liability to EJ or his heirs, administrators or executors with respect to compensation and benefits accruing thereafter, except for the obligation to pay EJ or his heirs, administrators or executors any earned but unpaid Base Salary, unpaid pro rata annual bonus, if any, and reimbursement of any and all reasonable expenses paid or incurred by EJ in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date.  The Company shall deduct, from all payments made hereunder, all applicable taxes, and other appropriate deductions through the last date of EJ’s employment with the Company.  All warrants which are not vested at the time of termination shall be terminated. All vested but unexercised warrants at the time of termination shall remain exercisable in accordance with their terms.  For purposes of this Agreement, “Disability” shall mean a physical or mental disability that prevents the performance by EJ, with or without reasonable accommodation, of his duties and responsibilities hereunder for a period of not less than an aggregate of three months during any twelve consecutive months.

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(c)          Cause.

(1)           At any time during the Employment Period, the Company may terminate this Agreement and EJ’s employment hereunder for Cause.  For purposes of this Agreement, “Cause” shall mean: (a) the willful and continued failure of EJ to perform substantially his duties and responsibilities for the Company (other than any such failure resulting from a Disability) after a written demand by the Board for substantial performance is delivered to EJ by the Company, which specifically identifies the manner in which the Board believes that EJ has not substantially performed his duties and responsibilities, which willful and continued failure is not cured by EJ within 10 days of his receipt of such written demand; (b) the conviction of, or plea of guilty or nolo contendere to, a felony, (c), violation of Sections 10 or 11 of this Agreement, or (d) fraud, dishonesty or gross misconduct which is materially and demonstratively injurious to the Company.  Termination under Section 9(c)(1)(b), 9(c)(1)(c) or 9(c)(1)(d) above shall not be subject to cure.

(2)           Upon termination of this Agreement for Cause, the Company shall have no further obligations or liability to EJ or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay EJ any earned but unpaid Base Salary, and reimbursement of any and all reasonable expenses paid or incurred by EJ in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date.  The Company shall deduct, from all payments made hereunder, all applicable taxes, and other appropriate deductions. Upon termination of the Agreement for Cause, all unexercised warrants issued to EJ hereunder shall be terminated.

(d)         Change of Control.  For purposes of this Agreement, “Change of Control” shall mean the occurrence of any one or more of the following: (i) the accumulation, whether directly, indirectly, beneficially or of record, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) of 50% or more of the shares of the outstanding equity securities of Eagleford, (ii) a merger or consolidation of Eagleford in which Eagleford does not survive as an independent company or upon the consummation of which the holders of Eagleford’s outstanding equity securities prior to such merger or consolidation own less than 50% of the outstanding equity securities of Eagleford after such merger or consolidation, or (iii) a sale of all or substantially all of the assets of Eagleford; provided, however, that the following acquisitions shall not constitute a Change of Control for the purposes of this Agreement: (A) any acquisitions of common stock or securities convertible into common stock directly from Eagleford, or (B) any acquisition of common stock or securities convertible into common stock by any employee benefit plan (or related trust) sponsored by or maintained by Eagleford.

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(e)	Good Reason.

(1)           At any time during the term of this Agreement, subject to the conditions set forth in Section 7(e)(2) below, EJ may terminate this Agreement and his employment with the Company for “Good Reason.”  For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events: (A) the assignment, without EJ’s consent, to EJ of duties that are significantly different from, and that result in a substantial diminution of, the duties that he assumed on the Effective Date; (B) any termination of EJ’s employment by the Company, other than a termination for Cause, within 12 months after a Change of Control; (C) the assignment, without EJ’s consent, to EJ of duties that are significantly different from, and that result in a substantial diminution of, the duties that he assumed as Vice President of Operations on the Effective Date within 12 months after a Change of Control; or (D) material breach by the Company of this Agreement.

(2)           EJ shall not be entitled to terminate this Agreement for Good Reason unless and until he shall have delivered written notice to the Company of his intention to terminate this Agreement and his employment with the Company for Good Reason, which notice specifies in reasonable detail the circumstances claimed to provide the basis for such termination for Good Reason, and the Company shall not have eliminated the circumstances constituting Good Reason within 30 days of its receipt from EJ of such written notice.

(3)           In the event that EJ terminates this Agreement and his employment with the Company for Good Reason, the Company shall pay or provide to EJ (or, following his death, to EJ’s heirs, administrators or executors): (A) any earned but unpaid Base Salary and unpaid pro rata annual bonus, if any; and (B) reimbursement of any and all reasonable expenses paid or incurred by EJ in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date.  All payments due hereunder shall be payable according to the Company’s standard payroll procedures.  The Company shall deduct, from all payments made hereunder, all applicable taxes, and other appropriate deductions. In the event of termination by EJ for Good Reason, all warrants whether vested or not at the date of termination, shall remain exercisable in accordance with their terms for the remainder of their term.

(f)	Without “Good Reason” by EJ or “Cause” by the Company.

(1)           By EJ.  At any time during the term of this Agreement, EJ shall be entitled to terminate this Agreement and EJ’s employment with the Company without Good Reason by providing prior written notice of at least 30 days to the Company.  EJ’s failure to renew the term of this Agreement pursuant to Section 2 hereof shall be deemed a termination by EJ without Good Reason, and no additional notice shall be required other than that provided for in Section 2.  Upon termination by EJ of this Agreement and EJ’s employment with the Company without Good Reason, the Company shall have no further obligations or liability to EJ or his heirs, administrators or executors with respect to compensation and benefits thereafter, except for the obligation to pay EJ any earned but unpaid Base Salary, and reimbursement of any and all reasonable expenses paid or incurred by EJ in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date.  The Company shall deduct, from all payments made hereunder, all applicable taxes, and other appropriate deductions. All warrants which have not vested at the time of termination shall be terminated. All vested but unexercised warrants shall remain exercisable in accordance with their terms.

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(2)           By the Company.  At any time during the term of this Agreement, the Company shall be entitled to terminate this Agreement and EJ’s employment with the Company without Cause by providing prior written notice of at least 30 days to EJ.  The Company’s failure to renew the term of this Agreement pursuant to Section 2 hereof shall be deemed a termination by the Company without Cause, and no additional notice shall be required other than that provided for in Section 2.  Upon termination by the Company of this Agreement and EJ’s employment with the Company without Cause, the Company shall pay or provide to EJ (or, following his death, to EJ’s heirs, administrators or executors):  (A) any earned but unpaid Base Salary and unpaid pro rata annual bonus, if any; and (B) reimbursement of any and all reasonable expenses paid or incurred by EJ in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date.  All payments due hereunder shall be payable according to the Company’s standard payroll procedures.  The Company shall deduct, from all payments made hereunder, all applicable taxes, and other appropriate deductions. All vested and unvested warrants at the time of termination shall continue in effect for the remainder of their terms.

8.           Confidential Information.

(a)           EJ expressly acknowledges that, in the performance of his duties and responsibilities with the Company, he has been exposed since prior to the Effective Date, and will be exposed, to the trade secrets, business and/or financial secrets and confidential and proprietary information of the Company, its affiliates (including Eagleford) and/or its clients, business partners or customers (“Confidential Information”).  The term “Confidential Information” includes information or material that has actual or potential commercial value to the Company, its affiliates and/or its clients, business partners or customers and is not generally known to and is not readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients or customers.  However, Confidential Information shall not include pre-existing information known to EJ and not learned during the course of employment.

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(b)           Except as authorized in writing by the Board, during the performance of EJ’s duties and responsibilities for the Company and until such time as any such Confidential Information becomes generally known to and readily ascertainable by proper means to persons outside the Company, its affiliates and/or its clients, business partners or customers, EJ agrees to keep strictly confidential and not use for his personal benefit or the benefit to any other person or entity (other than the Company) the Confidential Information.  “Confidential Information” includes, without limitation, the following, whether or not expressed in a document or medium, regardless of the form in which it is communicated, and whether or not marked “trade secret” or “confidential” or any similar legend:  (i) lists of and/or information concerning customers, prospective customers, suppliers, employees, consultants, co-venturers and/or joint venture candidates of the Company, actual or prospective distributors, its affiliates or its clients or customers; (ii) information submitted by customers, prospective customers, suppliers, employees, distributors, consultants and/or co-venturers of the Company, its affiliates and/or its clients or customers; (iii) non-public information proprietary to the Company, its affiliates and/or its clients or customers, including, without limitation, cost information, profits, sales information, prices, accounting, property information, unpublished financial information, business plans or proposals, expansion plans (for current and proposed facilities), markets and marketing methods, advertising and marketing strategies, administrative procedures and manuals, the terms and conditions of the Company’s contracts and trademarks and patents under consideration, distribution channels, franchises, investors, sponsors and advertisers; (iv) proprietary technical information and/or intellectual property concerning or relating to products and services of the Company, its affiliates and/or its clients, business partners or customers, including, without limitation, product data and specifications, diagrams, flow charts, know how, processes, designs, formulae, inventions and product development; (v) lists of and/or information concerning applicants, candidates or other prospects for employment, independent contractor or consultant positions at or with any actual or prospective customer or client of the Company and/or its affiliates, any and all confidential processes, inventions or methods of conducting business of the Company, its affiliates and/or its clients, business partners or customers; (vi) acquisition or merger targets; (vii) business plans or strategies, data, records, financial information or other trade secrets concerning the actual or contemplated business, strategic alliances, policies or operations of the Company or its affiliates; or (viii) any and all versions of proprietary computer software (including source and object code), hardware, firmware, code, discs, tapes, data listings and documentation of the Company; or (ix) any other confidential information disclosed to EJ by, or which EJ obligated under a duty of confidence from, the Company, its affiliates, and/or its clients, business partners or customers.

(c)           In the event that EJ’s employment with the Company terminates for any reason, EJ shall deliver forthwith to the Company any and all originals and copies, including those in electronic or digital formats, of the Confidential Information.

9.           Right of First Offer, Non-Compete and Non-Solicitation.

(a)           EJ agrees that if he obtains an opportunity to develop, acquire and/or invest in oil and/or gas wells or properties located in the state of Texas (the “Territory”), that he will first offer to the Company the opportunity to acquire and/or invest in such interests (the “Offer”) prior to directly and/or indirectly proceeding with such opportunity for his own account.  The Company shall have a period of thirty (30) days from the receipt of written notice to elect whether it desires to accept the Offer, and absent an affirmative decision of the Company, in writing to accept the Offer, EJ shall be permitted to pursue same for his own account.

(b)           EJ will not hold, accept or otherwise acquire any position with another entity, as a shareholder, partner, consultant, officer or director, which such position imposes on him, or may impose upon him in the future, a duty which could result in a conflict of interest arising between him and the Company respecting any aspect of oil and gas exploration, development and production, including, without limitation, acquisition or divestiture of properties, access to financing and personnel, except that EJ shall be permitted to engage in non-competitive consulting activities with other exploration and/or production companies, provided that the activities are approved in advance by the Company’s Board in writing.

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(c)           In the event that EJ terminates his employment without “Good Reason” or the Company terminates EJ’s employment for “Cause” and the Company is not in default of any material provision of this Agreement, EJ shall not, without the prior written consent of the Company, directly or indirectly, own, manage, operate, finance, control or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend any credit to, or render services or advice to any business, firm, corporation, partnership, association, joint venture or other entity that engages in or conducts the business of oil and gas exploration or any other business the same as or substantially similar to the business then engaged in or conducted by, or then proposed to be engaged in or conducted by, the Company or included in the future strategic plan of the Company, anywhere within those states where the Company owns or operates properties at the time EJ terminates his employment with the Company; provided, however, that EJ may own less than 5% of the outstanding shares of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise).  This restriction on EJ’s activities shall terminate twelve (12) months from the date of such termination.  In the event that the Company shall merge or be acquired or if this Agreement is otherwise assigned by the Company to another entity, EJ expressly consents to the assignment of this provision to such successor or assignee.

(d)           For a period of one (1) year after the termination of his employment, EJ shall not:

(1)           Recruit, solicit or hire, or attempt to recruit, solicit or hire, any employee, or independent contractor of the Company to leave the employment (or independent contractor relationship) thereof, whether or not any such employee or independent contractor is party to an employment agreement;

(2)           Attempt in any manner to solicit or accept from any customer of the Company, with whom the Company had significant contact during the term of the Agreement, business of the kind or competitive with the business done by the Company with such customer or to persuade or attempt to persuade any such customer to cease to do business or to reduce the amount of business which such customer has customarily done or is reasonably expected to do with the Company, or if any such customer elects to move its business to a person other than the Company, provide any services (of the kind or competitive with the business of the Company) for such customer, or have any discussions regarding any such service with such customer, on behalf of such other person; or

(3)           Interfere with any relationship, contractual or otherwise, between the Company and any other party, including, without limitation, any supplier, distributor, co-venturer or joint venturer of the Company to discontinue or reduce its business with the Company or otherwise interfere in any way with the business of the Company.

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10.        Construction and Enforcement of Sections 8 and 9.  The parties hereto recognize and acknowledge that the provisions of Sections 8 and 9 are of great importance and value to the Company.  EJ recognizes that the provisions of Sections 8 and 9 are necessary for the Company's protection, are reasonable restraints ancillary to the formation and organization of the business and the retention of EJ to work for the Company, and that the Company would be irreparably damaged by a breach thereof and would not be adequately compensated by monetary damages.  The Company, therefore, in addition to its other remedies, shall be entitled to an injunction from any court having jurisdiction restraining any violation or threatened violation of the provisions of Sections 8 and 9, without the necessity of proving monetary damages, without the necessity of proving that monetary damages would be insufficient, and without the necessity of posting a bond.  If any provision of Sections 8 and 9 is held to be unenforceable because of the scope, duration or area of its applicability, the court making such determination shall have the power to modify such scope, duration or area, or all of them, and such provision shall then be applicable in such modified form.  If any provision of Sections 8 and 9 shall be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or unenforceability, without invalidating the remaining provisions of Sections 8 and 9 or affecting the validity or enforceability of such provisions in any other jurisdiction

11.        Release upon Termination or Expiration.  In the event that the employment of EJ with the Company is terminated or expires for any reason, in exchange for payment in full of all amounts owing to EJ under the terms of this Agreement at the date of termination, EJ shall execute and deliver to the Company a general release in form to be determined by the Company, to the effect that EJ acknowledges that receipt of any monies and benefits pursuant to the terms of this Agreement is in full satisfaction of any and all outstanding claims or entitlements which EJ may otherwise have against the Company or Eagleford, as well as the officers, directors, employees and agents of the Company and Eagleford.

12.        Notices.  For purposes of this Agreement, notices and other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by United States certified mail, return receipt requested, postage prepaid, or by a nationally recognized overnight courier, addressed as follows:

If to EJ:	Eric Johnson
P.O. Box 100-164
Sunset Beach, CA 90742

If to the Company:	Dyami Energy LLC
℅ Eagleford Energy Inc.
1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

or to such other address or the attention of such other person as the recipient party has previously furnished to the other party in writing in accordance with this paragraph.  Such notices or other communications shall be effective upon delivery or, if earlier, three days after they have been mailed as provided above.

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13.        No Violation. EJ hereby represents that his entry into this Agreement and performance of his duties hereunder will not violate the terms or conditions of any other agreement to which EJ is a party or by which he is bound.

14.        Miscellaneous.

a.           All issues and disputes concerning, relating to or arising out of this Agreement and from EJ’s employment by the Company, including, without limitation, the construction and interpretation of this Agreement, shall be governed by and construed in accordance with the internal laws of the Province of Quebec, without giving effect to principles of conflicts of law.

b.           EJ and the Company agree that any provision of this Agreement deemed unenforceable or invalid may be reformed to permit enforcement of the objectionable provision to the fullest permissible extent.  Any provision of this Agreement deemed unenforceable after modification shall be deemed stricken from this Agreement, with the remainder of the Agreement being given its full force and effect.

c.           Failure or delay on the part of either party hereto to enforce any right, power or privilege hereunder shall not be deemed to constitute a waiver thereof.  Additionally, a waiver by either party or a breach of any promise hereof by the other party shall not operate as or be construed to constitute a waiver of any subsequent waiver by such other party.

d.           EJ and the Company independently have made all inquiries regarding the qualifications and business affairs of the other which either party deems necessary.  EJ affirms that he fully understands this Agreement’s meaning and legally binding effect.  Each party has participated fully and equally in the negotiation and drafting of this Agreement.  Each party assumes the risk of any misrepresentation or mistaken understanding or belief relied upon by him or it in entering into this Agreement.

e.           EJ’s obligations under this Agreement are personal in nature and may not be assigned by EJ to any other person or entity.  This Agreement shall be enforceable by the Company and its parents, affiliates, successors and assigns, and the Company shall require any successors and assigns to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

f.           This instrument constitutes the entire Agreement between the parties regarding its subject matter.  When signed by each of the parties, this Agreement supersedes and nullifies all prior or contemporaneous conversations, negotiations, or agreements, oral and written, regarding the subject matter of this Agreement.  In any future construction of this Agreement, this Agreement should be given its plain meaning.  This Agreement may be amended only by a writing signed by the parties.

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g.           This Agreement may be executed in counterparts.  A counterpart transmitted via facsimile and all executed counterparts, when taken together, shall constitute sufficient proof of the parties’ entry into this Agreement.  The parties agree to execute any further or future documents which may be necessary to allow the full performance of this Agreement.  This Agreement contains headings for ease of reference.  The headings have no independent meaning.

SIGNATURE PAGE IMMEDIATELY FOLLOWS

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IN WITNESS WHEREOF, EJ and the Company have caused this Employment Agreement to be executed as of the date first above written.

/s/ Eric Johnson
Eric Johnson

DYAMI ENERGY LLC

By:	/s/ David Rector
Name: David Rector
Title: Manager

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EXHIBIT A

WARRANT VESTING SCHEDULE

Event	Number of Warrants Earned*

Enhanced Oil Recovery Pilot Project Commencement(1)	100,000
$10,000,000 in Gross Sales(2)	100,000
$25,000,000 in Gross Sales(2)	100,000
$100,000,000 in Gross Sales(2)	100,000
$250,000,000 in Gross Sales(2)	100,000
$500,000,000 in Gross Sales(2)	100,000
Enhanced Oil Recovery Phase 2 Project Commencement(3)	250,000

(1)           Refers to the commencement of an enhanced oil recovery system on the Matthews Lease resulting in the production of oil from the San Miguel formation from a configuration of 3 wells or more through an injection operation utilizing hot water, steam, nitrogen, or other such enhanced oil recovery system (the EOR Pilot Project) while Eric Johnson is an employee of the Corporation.

(2)           Refers to revenues generated from oil or gas produced on the Matthews Lease and Murphy Lease while Eric Johnson is an employee of the Corporation.

(3)           Refers to the production of oil from the San Miguel formation from an expansion of the EOR Pilot Project on the Matthews Lease that results in the production of oil at a rate of no less than 500 barrels a day net to the Corporation and continues at such rate of production for no less than 180 consecutive days while Eric Johnson is an employee of the Corporation.

* All unexercised warrants expire five years from the date of issuance.

ITEM 5

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).  THESE SECURITIES MAY ONLY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.  HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.

6% SECURED PROMISSORY NOTE

EAGLEFORD ENERGY INC.

Original Issue Date: August 31, 2010	US$960,000

This 6% Secured Promissory Note (the “Note”) of Eagleford Energy Inc., an Ontario corporation (the “Company”) is issued to Benchmark Enterprises LLC, a Nevis limited liability corporation (together with its permitted successors and assigns, the “Holder”) in accordance with exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to an Acquisition Agreement, dated as of August 10, 2010 (the “Acquisition Agreement”) between the Company, Dyami Energy LLC and The Members of Dyami Energy LLC.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Acquisition Agreement.

Article I.

Section 1.01           Principal and Interest.  (a) For value received, the Company hereby promises to pay to the order of the Holder, in lawful money of the United States of America and in immediately available funds the principal sum of nine hundred and sixty thousand dollars ($960,000) on December 31, 2011 or upon the Company closing of a financing or series of financings closing after the Original Issue Date in excess of US$4,500,000, (the “Maturity Date”) or upon an Event of Default (as defined in Section 3.01).

(a)             This Note shall bear interest from the date hereof on the outstanding principal balance at the rate of six percent (6%) per annum until paid in full.

(b)             On the Maturity Date, the entire unpaid principal amount and accrued but unpaid interest shall be paid to the Holder.

(c)             The Company may, in its sole discretion, prepay any portion of the principal amount of this Note.

Section 1.02           Absolute Obligation/Ranking.  Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal and interest due on this Note at the time, place, and rate, and in the coin or currency, herein prescribed.  This Note is a direct debt obligation of the Company.

Section 1.03           Different Denominations.  This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same.  No service charge will be made for such registration of transfer or exchange.

Section 1.04            Securities Law Compliance. This Note has been issued and may be transferred or exchanged only in compliance with applicable securities laws and regulations.

Section 1.05           Reliance on Note Register.  Prior to due presentment to the Company for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 1.06           No Waiver.  In addition to the rights and remedies given it by this Note, the Holder shall have all those rights and remedies allowed by applicable laws.  The rights and remedies of the Holder are cumulative and recourse to one or more right or remedy shall not constitute a waiver of the others.

Article II.

Section 2.01           Amendments.  The Note may not be amended without the consent of the Holder.  Notwithstanding the above, without the consent of the Holder, this Note may be amended to cure any ambiguity, defect or inconsistency or to make any change that does not adversely affect the rights of the Holder.

Article III.

Section 3.01           Events of Default.  Each of the following events shall constitute a default under this Note (each an “Event of Default”):

(a)            failure by the Company after notice to it by Holder to pay principal or interest due hereunder within ten (10) business days of the date such notice is received;

(b)           failure by the Company for ten (10) business days after notice to it to comply with any of its other agreements in this Note;

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(c)             the Company shall:  (i) make a general assignment for the benefit of its creditors; (ii) apply for or consent to the appointment of a receiver, trustee, assignee, custodian, sequestrator, liquidator or similar official for itself or any of its assets and properties; (iii) commence a voluntary case for relief as a debtor under the United States Bankruptcy Code; (iv) file with or otherwise submit to any governmental authority any petition, answer or other document seeking:  (A) reorganization, (B) an arrangement with creditors or (C) to take advantage of any other present or future applicable law respecting bankruptcy, reorganization, insolvency, readjustment of debts, relief of debtors, dissolution or liquidation; (v) file or otherwise submit any answer or other document admitting or failing to contest the material allegations of a petition or other document filed or otherwise submitted against it in any proceeding under any such applicable law, or (vi) be adjudicated a bankrupt or insolvent by a court of competent jurisdiction;

(d)            any case, proceeding or other action shall be commenced against the Company for the purpose of effecting, or an order, judgment or decree shall be entered by any court of competent jurisdiction approving (in whole or in part) anything specified in Section 3.01(c) hereof, or any receiver, trustee, assignee, custodian, sequestrator, liquidator or other official shall be appointed with respect to the Company, or shall be appointed to take or shall otherwise acquire possession or control of all or a substantial part of the assets and properties of the Company, and any of the foregoing shall continue unstayed and in effect for any period of sixty (60) days;

(e)             any breach by the Company of any of its representations or warranties under the Securities Purchase Agreement; or

(f)             any default, whether in whole or in part, shall occur in the due observance or performance of any obligations or other covenants, terms or provisions to be performed under this Note or the Acquisition Agreement which is not cured by the Company within ten (10) business days after receipt of written notice thereof.

Section 3.02           If any Event of Default occurs, the full principal amount of this Note, together with any other amounts owing in respect thereof, to the date of acceleration shall become, at the Holder’s election, immediately due and payable in cash. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a Note holder until such time, if any, as the full payment under this Section shall have been received by it.  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Article IV.

Section 4.01           Negative Covenants.  So long as this Note shall remain in effect and until any outstanding principal and all fees and all other expenses or amounts payable under this Note have been paid in full, unless the Holder shall otherwise consent in writing, the Company shall not:

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(a)            Liens.  Create, incur, assume or permit to exist any liens on the real property leases of the Company’s wholly owned subsidiary, Dyami Energy LLC (“Dyami”), identified in Schedule 2.12 of the Acquisition Agreement, except for existing or permitted liens thereunder.

(b)            Dividends and Distributions.  In the case of the Company, declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose.

(c)            Limitation on Certain Payments and Prepayments.

(i)   Pay in cash any amount in respect of any indebtedness or preferred stock that may at the obligor’s option be paid in kind or in other securities;

(ii)  Optionally prepay, repurchase or redeem or otherwise defease or segregate funds with respect to any indebtedness of the Company, other than for senior indebtedness or, indebtedness under this Note.

Article V

Section 5.01            Security.  The Note shall be secured by the real property leases of the Company’s wholly owned subsidiary, Dyami, identified in Schedule 2.12 of the Acquisition Agreement.

Article VI

Section 6.01            Notice.  Notices regarding this Note shall be sent to the parties at the following addresses, unless a party notifies the other parties, in writing, of a change of address:

If to the Company, to:	Eagleford Energy Inc. 1 King Street West Suite 1505 Toronto, Ontario Canada M5H 1A1 Attn: James Cassina, President

If to the Holder:	Benchmark Enterprises LLC 7 New Road, 2nd Floor, Suite #6 P.O. Box 2079 Belize City, Belize, Central America Attn: Andrew Godfrey

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Section 6.02           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the Province of Ontario, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the courts sitting in the Province of Ontario (the “Ontario Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Ontario Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Ontario Courts are improper or inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.  If either party shall commence an action or proceeding to enforce any provisions of this Note, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

Section 6.03            Severability.  The invalidity of any of the provisions of this Note shall not invalidate or otherwise affect any of the other provisions of this Note, which shall remain in full force and effect.

Section 6.04           Entire Agreement and Amendments.  This Note, together with Acquisition Agreement , represents the entire agreement between the parties hereto with respect to the subject matter hereof and there are no representations, warranties or commitments, except as set forth herein.  This Note may be amended only by an instrument in writing executed by the parties hereto.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, with the intent to be legally bound hereby, the Company has executed this Note as of the date first written above.

EAGLEFORD ENERGY INC.

By:	/s/ James Cassina
Name:	James Cassina
Title:	President

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